Exhibit 99.2

WHEATON
PRECIOUS METALS

Management Information Circular 2026

Notice of 2026 Annual and Special Meeting

Important Hybrid Meeting Information

Date: May 8, 2026

Time: 1:30 p.m. (ET)

Virtual: https://meetings.lumiconnect.com/400-025-911-054

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Our Global Portfolio

Goose
Brewery Creek
Kudz Ze Kayah
Kutcho
Blackwater
Stillwater
DeLamar
Spring Valley
Black Pine
Mineral Park
Copper World
Metates
San Dimas
Cozamin
Los Filos
Peñasquito
Voisey's Bay
Sudbury
Hemlo
Marathon
Zinkgruvan
Curraghinalt
Stratoni
Aljustrel
Neves-Corvo
Kurmuk
Koné
Toroparu
Marmato
El Domo
Cangrejos
Salobo
Antamina
Cotabambas
Constancia
Fenix Gold
Santo Domingo
Pascua-Lama
Navidad
Platreef
Mt Todd
Operating Mines
Development Projects & Other

Our Vision

Our Mandate

Letter To Our Shareholders

Dear fellow Wheaton shareholders,

We are pleased to invite you to attend the Annual and Special Meeting (the “Meeting”) of shareholders of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), to be held on May 8, 2026 in person and virtually. The accompanying Management Information Circular (the “Circular”) contains important information to assist you in voting your shares, including details regarding corporate governance, executive compensation, and other matters to be considered at the Meeting.

This year marks a thoughtful and well-planned leadership transition for Wheaton. Effective March 31, 2026, Randy Smallwood assumes the role of Non-Executive Chair of the Board, Haytham Hodaly becomes President and Chief Executive Officer, and George Brack transitions to Lead Independent Director. These changes are the result of a deliberate succession planning process and reflect continuity in leadership, strategy, and values. Haytham has been a key architect of Wheaton’s success over many years, and the Board is confident in his ability to lead the Company forward, supported by a strong and experienced Board and management team.

Wheaton’s leadership transition coincides with a pivotal period of performance for the Company. Shareholders have benefited from record share price performance, supported by strong operating results and a favourable precious metals market environment throughout 2025 and into 2026. Against this backdrop, Wheaton demonstrated the strength and resilience of its business model.

We encourage you to review the accompanying Circular and to vote your shares in advance of the Meeting. Your participation is important to us, and we look forward to connecting with you at the Meeting.

Sincerely,

George Brack
Chair of the Board
(Lead Independent Director effective March 31, 2026)

Randy Smallwood
Chief Executive Officer
(Chair of the Board effective March 31, 2026)

.

“Shareholders have benefited from record share price performance, supported by strong operating results and a favourable precious metals market environment throughout 2025 and into 2026.”

About the Meeting	Governance	Executive Compensation	Other Information

About the Meeting

Business of the Meeting

Below is a summary of the matters to be acted upon at the 2026 Annual and Special Meeting of shareholders of Wheaton Precious Metals Corp. (“we”, “us”, “our”, the “Company” or “Wheaton”). This summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular (the “Circular”) before voting. For this year’s Meeting, Wheaton has adopted an online virtual meeting platform in addition to the in-person meeting location and we are encouraging our shareholders to participate in the Meeting using this online platform. See “How Do I Join the Wheaton Online Virtual Meeting?” on page 9 for details.

Ordinary Matters

Board Recommendation

Wheaton’s Financial Statements

Wheaton will place before the Meeting its consolidated financial statements for the year ended December 31, 2025. These financial statements have been mailed to shareholders who requested a copy and are available on Wheaton’s website at www.wheatonpm.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Election of Directors

Shareholders will be asked to elect 10 members to the Board of Directors. Please refer to the section entitled “Election of Directors” on page 17 for director nominee biographies and details on the election process.

FOR each nominee

Appointment of Auditors

Shareholders will be asked to approve the appointment of Deloitte LLP as auditors of Wheaton and to authorize the directors to fix their remuneration. Please refer to the section entitled “Appointment of Auditors” on page 93 for details on fees billed by the auditors.

FOR

Special Matters

Board Recommendation

Say on Pay Advisory Vote

Shareholders will be asked to approve a non-binding advisory resolution on the Company’s approach to executive compensation. Please refer to the section entitled “Executive Compensation” on page 55 and “Special Matters – Say on Pay Advisory Vote” on page 94 for details on Wheaton’s executive compensation and the say on pay advisory vote.

FOR

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About the Meeting	Governance	Executive Compensation	Other Information

About Wheaton Precious Metals

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. We enter into streaming agreements with third-party independent mining companies (“Mining Partners”) to purchase all or a portion of their precious metals or cobalt production and royalty agreements. As consideration, our Mining Partners receive an upfront payment, plus additional payments upon delivery of the metals.

We believe our business model and the quality of our asset portfolio represents a long-term, sustainable option for precious metals investment that offers consistently higher margins with lower risk. We focus on low-cost, long-life mines located in politically stable jurisdictions.

Our current streaming agreements and royalty agreements cover 23 operating mines and 25 development stage/care and maintenance projects. We believe that our diversified portfolio of high-quality assets provides our investors with:

●	organic and accretive growth opportunities;
●	capital and operating cost predictability;
●	commodity price leverage; and
●	a competitive and innovative dividend.

We believe in investing in our local communities and the communities around our Mining Partners’ operations. In collaboration with our Mining Partners, we share the benefits of mining through a multi-faceted Community Investment Program that supports health, education, employment and other community and environmental benefits for the people and communities in which our Mining Partners operate.

Our leadership in sustainability has been recognized by several ESG rating agencies and organizations. Wheaton is rated “AAA” by MSCI and is also top rated in the Precious Metals category for Sustainalytics and is included in the ESG Global 50 Top Rated by Sustainalytics. We are also rated Prime by ISS ESG.

Our Vision	To be the world’s premier precious metals investment vehicle

Our Mandate	To deliver value through streaming to all of our stakeholders:

	To our Shareholders, by delivering low risk, high quality, long-term, diversified exposure and growth optionality to precious metals	To our Partners, by crystallizing value for precious metals yet to be produced	To our Neighbours, by promoting responsible mining practices and supporting the communities in which we live and operate

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About the Meeting	Governance	Executive Compensation	Other Information

Our Year in Review – 2025

To assist you in reviewing the proposals to be voted upon at the 2026 Annual and Special Meeting of shareholders of Wheaton, this section provides highlights on Wheaton’s performance, compensation and governance matters. However, this summary does not contain all of the information that you should consider, and you should carefully read the entire Circular before voting.

Achievements During 2025(1)

Wheaton continues to be one of the largest precious metal streaming companies in the world. During 2025, Wheaton had some significant achievements, including:

Delivering Record Financial Results	Delivering New Assets and Organic Growth	Delivering to Stakeholders	Strong Leadership Evolution
Wheaton’s revenue and operating cash flow for 2025 were US$2.3 billion and over US$1.9 billion respectively	Wheaton completed three streaming transactions and saw the commencement of metal deliveries from a number of development projects	During 2025, Wheaton paid a record over US$300 million in dividends to shareholders, a leader in the mining industry in dividend to revenue ratio	During 2025, as part of Wheaton’s ongoing leadership evolution, the President and Chief Financial Officer roles were successfully transitioned to support the next phase in Wheaton’s growth trajectory

Key Executive Compensation Results(2)

Overall total executive compensation increased for 2025 when compared to 2024. Key executive compensation results were:

3% Base salary increased by approximately 3% for the CEO in 2025	3% Value of long-term compensation awards paid to CEO increased by approximately 3% in 2025 compared to 2024	12% Annual performance-based cash incentive for CEO increased by approximately 12% in 2025 compared to 2024, reflecting strong corporate performance for 2025

80% Approximately 80% of CEO compensation was at risk during 2025, consistent with 2024	6% Total compensation paid to CEO increased by approximately 6% in 2025 compared to 2024, primarily due to the annual performance-based cash incentive awards for 2025
(1)	Shareholders are directed to the full disclosure on financial results contained in the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2025.
(2)	Shareholders are directed to the full disclosure in the section entitled Executive Compensation in this Circular.

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About the Meeting	Governance	Executive Compensation	Other Information

2025 Compensation at a Glance

Wheaton’s compensation practices have been adopted with the goals of attracting, retaining and motivating key talent, as well as aligning the interests of management with the interests of Wheaton’s shareholders. Wheaton believes that these compensation practices continue to produce strong performance for Wheaton.

Benchmarking to Well-Selected Comparator Group – the Human Resources Committee selects a comparator group based on objective criteria to benchmark Wheaton’s compensation	Page 62

Balanced Approach to Compensation – Wheaton believes in a balanced compensation approach, with base salary, retirement plan, bonus and long-term compensation representing 15%, 5%, 35% and 45% respectively of total CEO compensation in 2025

Page 59
Annual Bonus Tied to Performance – Wheaton has significant performance objectives and a payout depending on the achievement of those objectives, including sustainability	Page 64
Pay for Performance Alignment – Wheaton has strong alignment between shareholder return and total pay	Page 77

Significant Proportion of Long-Term Compensation – compensation paid to executive officers is designed to reward success in achieving sustained, long-term profitability through the grant of equity awards vesting over multi-year periods

Page 69
Executive Share Ownership – senior officers of Wheaton are required to hold common shares equal in value to five times base salary for the CEO and two times base salary for all other senior officers.	Page 74
Caps on Compensation – Wheaton has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%	Page 65/71

Claw Back Policy & Risk Management – the Board adopted an executive compensation claw back policy and the Audit Committee and Human Resources Committee identify, review and assess risks specifically associated with compensation policies and practices

Page 76
Independent Advice – Wheaton’s third-party compensation consultant provides advice on the competitiveness and appropriateness of executive compensation programs	Page 58
Human Resources Committee Discretion – determining whether to award an annual performance bonus is at the Human Resources Committee’s sole discretion	Page 64
Anti-Hedging Policy – Wheaton prohibits all officers, directors and Vice-Presidents from entering into hedging transactions with Wheaton common shares	Page 76
Employment Agreements – Wheaton has entered into employment agreements with all senior officers	Page 84

Double Trigger on Severance Payments – severance payments to senior officers are not triggered unless there is both a change of control of Wheaton and the termination or effective termination of the senior officer

Modest Benefits – executive officers generally received perquisites that in the aggregate were no greater than C$50,000	Page 74

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About the Meeting	Governance	Executive Compensation	Other Information

2025 Corporate Governance at a Glance

Wheaton recognizes the importance of corporate governance practices for the effective management of the Company. Details on Wheaton corporate governance practices can be found throughout this Circular.

Independence of the Board – currently 80% of Wheaton directors and 100% of committee members are independent	Page 18
Lead Independent Director – the Lead Independent Director of the Board of Wheaton will be Mr. Brack, an independent director	Page 33
Separation of Chair and CEO – the roles of Chair and CEO are separate	Page 33
In Camera/Independent Meetings of the Board – at all Board meetings, independent directors meet without management to allow for more open discussions	Page 33
Overboarding – Board members are not allowed to sit on four or more public company boards without the approval of the Board	Page 33
Limits on Interlocking – no two Wheaton directors may sit together on two or more public company boards without the approval of the Board	Page 34
Majority Voting Policy – the Board has adopted a policy that any director who receives a greater number of votes “withheld” than votes “for” must promptly tender a resignation to the Board	Page 17
Terms of Reference – Wheaton has adopted detailed and comprehensive terms of reference for the Board	Page 34

Inclusion at Wheaton – Wheaton currently has 40% female directors; 36% of our Executive and Vice Presidents are women; for 2026, Wheaton has established a target to increase the percentage of diversity in leadership at Wheaton and advance diversity and inclusion initiatives across the company by 2028 against a 2022 baseline.

Page 35
Risk Management – the Board has oversight over, and ensures management identifies the principal risks of the business	Page 39
Continuing Education – new directors are provided with orientation and education when they join the Board and the Company facilitates ongoing education for all directors	Page 41
Code of Business Conducts and Ethics – the Board has adopted and the Governance and Sustainability Committee monitors compliance with the Code of Business Conduct and Ethics	Page 41
Whistleblower Policy – Wheaton has adopted a Whistleblower Policy which allows for confidential and anonymous reporting of concerns by employees in respect of financial disclosure or controls	Page 42
Regular Assessments – the Board is committed to regular assessments of its effectiveness	Page 46
Strong Share Ownership Requirements – all non-executive directors are required to hold common shares with a value equal to three times the amount of the annual retainer paid	Page 46
Independent Auditors – Wheaton’s independent auditors are subject to comprehensive independence reviews and mandatory lead audit partner rotations	Page 93

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About the Meeting	Governance	Executive Compensation	Other Information

Notice of 2026 Annual and Special Meeting of Shareholders

Important Hybrid Meeting Information

Date and Time	Virtual	In Person
May 8, 2026 1:30 p.m. (ET)	https://meetings.lumiconnect.com/400-025-911-054 Password: wheaton2026	Studio Six Room Conrad Hotel New York Downtown 102 North End Avenue New York, NY 10282 USA

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

Board Recommendation
To receive the audited consolidated financial statements for the year ended December 31, 2025
To elect the ten director nominees	FOR each nominee
To appoint Deloitte LLP as auditors for 2026	FOR
To approve a non-binding advisory resolution on the Company’s approach to executive compensation	FOR

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting. Wheaton’s board of directors has by resolution fixed the close of business on March 13, 2026 as the record date. Your vote as a shareholder is important.

The Meeting will be hybrid, featuring both in person and online virtual components. Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All eligible shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live and ask questions online. For registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) participating in our online virtual Meeting, such holders will also be able to submit votes at the Meeting in real time. Shareholders may also attend the Meeting in person.

If you are unable to attend the online virtual Meeting or in person, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. If you are a registered shareholder, please complete and return the enclosed form of proxy by no later than 1:30 p.m. (ET) on May 6, 2026. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/investor-centre/events-and-presentations/default.aspx#annual-meeting). The Circular will also be available at www.sedarplus.ca and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-290-1175 or by emailing shareholders@odyseytrust.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedarplus.ca, www.sec.gov, or www.wheatonpm.com.

By Order of the Board of Directors

“Randy V. J. Smallwood”

Randy V. J. Smallwood, Chief Executive Officer

March 18, 2026

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About the Meeting	Governance	Executive Compensation	Other Information

Voting and Proxy Information

Shareholders of record as of March 13, 2026 may cast their votes in any of the following ways:

Voting virtually during Meeting by Registered Shareholders and Non-Registered Shareholders or proxyholders:	Online
Vote at https://meetings.lumiconnect.com/400-025-911-054 See “How Do I Join the Wheaton Online Virtual Meeting?” on page 9 and the Virtual Meeting Guide provided by Odyssey Trust Company for details.

Proxy Voting in advance by Registered Shareholders:	Online	Email	Mail	QR Code
	Vote at https://vote.odysseytrust.com. You will need the 12-digit control number located on the proxy.	Send to proxy@odysseytrust.com	Return your completed and signed proxy card using the return envelope that was provided to you.	Vote by scanning the QR code included on the proxy to access the voting site from your mobile device.

Proxy Voting in advance by Non-Registered Shareholders:	Online	Phone	Mail	QR Code
	Vote at www.proxyvote.com. You will need the 16-digit number included in your voting instruction form.	Call the telephone number provided on your voting instruction form. You will need the 16-digit number included in your voting instruction form.	Return your completed and signed voting instruction form using the return envelope that was provided.	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.

Voting in Person during Meeting by Registered Shareholders and Non-Registered Shareholders or proxyholders:

See “How do I vote if my shares are registered in my name (registered shareholder)?” on page 8 for Registered Shareholders and “Voting by Non-Registered Shareholders” on page 15 for Non-Registered Shareholders.

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About the Meeting	Governance	Executive Compensation	Other Information

Commonly Asked Questions and Answers – Voting and Proxies

Q	How do I vote if my shares are registered in my name (registered shareholder)?
A

For the Annual and Special Meeting of shareholders (the “Meeting”), Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) is providing registered shareholders with the ability to vote online or in person during the Meeting, or in advance of the Meeting by proxy. If you are eligible to vote and your shares are registered in your name, you are a “registered shareholder” and therefore you can vote your shares as follows:

Online	In Person	Proxy
See “How Do I Join the Wheaton Online Virtual Meeting?” for details, or

At the Meeting you will be able to present yourself to a representative of the scrutineer of the Meeting, Odyssey Trust Company. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy, or

By signing and returning your form of proxy by email to proxy@odysseytrust.com; by mail in the prepaid envelope provided; by fax to the number indicated on the form; or online as directed below under the question “Where do I send my completed proxy if I am a registered shareholder?”.

Q	How do I vote if my shares are not registered in my name, but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution)?
A

If your shares are not registered in your name, but are held in the name of a nominee that holds your securities on your behalf (usually a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including either a form of proxy or a voting instruction form. The Company does not have the names of its non-registered shareholders so you must carefully follow the instructions accompanying the proxy or voting instruction form. If you are a non-registered shareholder, you can vote your shares as follows:

Online	In Person	Proxy
See “How do I join the Wheaton online virtual Meeting?” and “How do I vote virtually at the Meeting?” for details, or

By inserting your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the Meeting. In doing so, you are instructing your nominee to appoint you as a proxyholder. You should present yourself to a representative of Odyssey Trust Company or the Company upon arrival at the Meeting and bring a picture ID and follow instructions on your proxy card/voting instruction form. Your email should also confirm that you are a non-registered shareholder and that you have been appointed as a proxyholder. If you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder, or

By submitting the proxy or voting instruction form as directed by your nominee.

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About the Meeting	Governance	Executive Compensation	Other Information

Q	How do I join the Wheaton online virtual Meeting?
A

Joining the Wheaton online virtual Meeting requires that you have access to the internet either through a computer or through a mobile device. Please also refer to the Virtual Meeting Guide provided by Odyssey Trust Company with the Meeting Materials for details on how to join the Wheaton online virtual Meeting.

Attending the Meeting using Wheaton’s online virtual Meeting platform enables all Wheaton shareholders to watch the Meeting live. Wheaton’s registered shareholders and appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) can also ask questions and direct votes at the appropriate times during the Meeting. Guests (including non-registered shareholders who have not duly appointed themselves as a proxy holder) may attend the Meeting, but they are not able to ask questions or vote at the Meeting.

Registered shareholders and duly appointed proxyholders who wish to participate in the online virtual Meeting may do so:

à	from their device (computer, tablet, smartphone), by entering the following URL in their browser: https://meetings.lumiconnect.com/400-025-911-054.

If you choose to participate in the online virtual Meeting as a registered shareholder, you can log into the Meeting by:

à	Clicking “I have a login” and entering your valid control number found on the form of proxy
à	Entering the password for the Meeting, which is: wheaton2026 (case sensitive)

Follow the instructions to access the Meeting and vote when prompted. See “How do I vote virtually at the Meeting?”

Guests, including non-registered shareholders who have not duly appointed themselves as a proxyholder, can log into the Meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the Meeting, but will not be able to ask questions or vote.

Important Technical Reminders for Joining the Meeting:

You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by attempting to login early and do not use Internet Explorer. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting.

Internal network security protocols including firewalls and VPN connections may block access to the LUMI Virtual Meeting platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

More information regarding participating in the Meeting online, including browser requirements, is detailed in the LUMI Virtual Meeting User Guide available on Wheaton’s website at www.wheatonpm.com/investor-centre/events-and-presentations/default.aspx#annual-meeting.

The Meeting will begin promptly at 1:30 p.m. (ET) on May 8, 2026, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the Meeting, at 12:30 p.m. ET. It is recommended that you log in online at least 15 minutes before the Meeting starts to allow ample time for online check-in procedures.

Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting and vote for any reason.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate, considering the circumstances.

Q	How do I vote virtually at the Meeting?
A	How to vote depends on whether you are a registered shareholder or non-registered shareholder.

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About the Meeting	Governance	Executive Compensation	Other Information

Registered shareholders who want to attend the Meeting and vote online during the Meeting should not complete the form of proxy and should instead follow the instructions below:

Step 1: Log in online at: https://meetings.lumiconnect.com/400-025-911-054 at least 15 minutes before the Meeting starts. See “How do I join the Wheaton Online Virtual Meeting?” for further details.

Step 2: Click “I have a login” and then enter your control number found on the form of proxy and password wheaton2026 (case sensitive) and complete an online ballot during the Meeting. The control number is located on the form of proxy or in the email notification you received from Odyssey Trust Company.

If you use your control number to log into the Meeting and you have previously completed and submitted a proxy, there is no need to vote again as your vote has already been recorded. Any vote you cast at the Meeting will revoke any proxy you previously submitted.

Non-registered shareholders who wish to vote at the Meeting through the online virtual Meeting must insert their own name in the space provided on the voting instruction form received from the nominee. In so doing, such non-registered shareholder will be instructing its nominee to appoint such non-registered shareholder as proxyholder. Non-registered shareholders must adhere strictly to the signature and return instructions provided by their nominee. It is not necessary to complete the form in any other respect, since such non-registered shareholder will be voting at the Meeting by voting online through the online virtual Meeting platform. Non-registered shareholders who wish to vote at the Meeting must also register as proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders must send an email to appointee@odysseytrust.com and provide Odyssey Trust Company with their proxyholder's contact information, number of shares appointed, and the name of the nominee broker where the shares are held, by 1:30 p.m. ET on Wednesday, May 6, 2026. Odyssey Trust Company will then provide the non-registered shareholder with a username by email after the proxy voting deadline has passed. The username is the non-registered shareholder’s control number for the purposes of logging into the Meeting.

If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the Meeting as a guest, but you will not be able to ask questions or vote at the Meeting.

Once the voting is announced, click the voting tab. To vote, simply select the voting direction from the options.

Please also refer to the LUMI Virtual Meeting User Guide provided with the Meeting Materials for further details on voting at the Wheaton online virtual Meeting.

Q	How do I ask a question at the Meeting?
A	Wheaton believes that the ability to participate in the Meeting in a meaningful way remains important regardless of whether a shareholder attends in person or virtually.

For the in person and the virtual online Meeting, registered shareholders and proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) will be able to make motions or raise points of order, and will have the ability to raise questions and provide direct feedback to management as follows:

At the Meeting (Online): Eligible shareholders attending the Meeting may ask questions during the Meeting. If you would like to ask a question, select the messaging tab. Type a message in the box at the top of the screen. Once you are happy with your message click the send arrow button. Questions sent via this LUMI Virtual Meeting platform will be moderated before being sent to the Chair. Once sent to the Chair, the question will be read out loud by the Chair of the Meeting or a designee of the Chair and responded to by a representative of Wheaton at the appropriate time.

At the Meeting (In Person): Eligible shareholders attending the Meeting in person may ask questions during the Meeting by raising their hand. The Chair or a designee of the Chair will repeat the question to ensure all online participants are able to hear the question. The question will be responded to by a representative of Wheaton at the appropriate time.

To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or to the affairs of Wheaton or which are determined to be inappropriate or otherwise out of order.

Please also refer to the LUMI Virtual Meeting User Guide provided with the Meeting Materials for further details on asking a question at the Wheaton online virtual Meeting.

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About the Meeting	Governance	Executive Compensation	Other Information

Q	What if I am experiencing difficulties attending the Online Virtual Meeting?
A

If you have questions regarding the online virtual Meeting platform or require assistance accessing the Meeting website, you may contact shareholders@odysseytrust.com. If you attend the Meeting, you must remain connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Therefore, even if you currently plan to attend the Meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting. In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair of the Meeting determines is appropriate, considering the circumstances.

Please also refer to the LUMI Virtual Meeting User Guide provided with the Meeting Materials if you have questions or difficulties accessing the online virtual Meeting platform.

Q	What if I am a non-registered shareholder and do not give voting instructions to my nominee?
A

If you are not attending the online virtual Meeting or in person, as a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your nominee by the deadline provided in the materials you receive from your nominee. If you do not provide voting instructions to your nominee, your shares may not be voted in accordance with your wishes.

Q	What happens if the Meeting format, location, time or date needs to be changed?
A

We are committed to keeping you informed. We will notify shareholders of a change without sending additional soliciting materials or updating proxy-related materials by: (i) issuing a news release announcing the change in the date, time, location or format; (ii) filing the news release on SEDAR+; and (iii) informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

Q	Who is soliciting my vote/proxy?
A

The management of Wheaton is soliciting your vote/proxy in connection with its Meeting. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

Q	Who is entitled to vote?
A	You are entitled to vote if you were a holder of common shares of Wheaton as of the close of business on March 13, 2026. Each common share is entitled to one vote.
Q	When are proxies due?

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 1:30 p.m. (ET) on May 6, 2026, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Q	How many votes are required to pass a matter on the agenda?
A	A simple majority of the votes cast, during the online virtual Meeting, in person or represented by proxy, is required for each of the matters specified in this Circular.
Q	Should I sign the form of proxy enclosed with the Notice of Meeting?
A

If you are a registered shareholder and are not attending the online virtual Meeting or in person, you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder, and not attending the online virtual Meeting or in person, please read the instructions provided by your nominee.

Q	What if my shares are registered in more than one name or in the name of a company and I wish to vote by proxy?
A

If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you

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should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact Odyssey Trust Company prior to submitting your form of proxy.

Q	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?
A

Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the online virtual Meeting or in person. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your shares. Appointed proxyholders should, if attending the virtual online Meeting, be registered as proxyholder with Odyssey Trust Company in order to receive a control number, as described under How do I vote virtually at the Meeting? and follow the instructions under How do I join the Wheaton online virtual Meeting?”. For appointed proxyholders who are attending the Meeting in person, on arrival at the Meeting, they should present themselves to a representative of Odyssey Trust Company or the Company.

Q	Where do I send my completed proxy if I am a registered shareholder?
A	You should send your completed proxy to:

Mail	Fax	Internet	Email
Odyssey Trust Company Trader’s Bank Building Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8	1-800-517-4553	https://vote.odysseytrust.com	proxy@odysseytrust.com

Q	Where do I send my completed proxy if I am a non-registered shareholder?
A	You should send your completed proxy using the methods set out on your voting instruction form or business reply envelope.
Q	Can I change my mind once I send my proxy?
A	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:
1.	completing and signing another form of proxy bearing a later date, and delivering it to Odyssey Trust Company; or
2.	delivering a written statement, signed by you or your authorized attorney to:
(a)

the registered office of Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 Temperance Street, Suite 3200, Bay Adelaide-Centre – North Tower, Toronto, Ontario M5H 0B4; Attention: Mark T. Bennett, at any time up to and including May 6, 2026 or, if the Meeting is adjourned, the business day preceding the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or, if the Meeting is adjourned, the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q	What if amendments are made to these matters or if other matters are brought before the Meeting?
A

If you attend the virtual online Meeting or in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned the form or proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Wheaton, and to other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

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Q	What if I am a registered shareholder and do not submit a proxy?
A

As a registered shareholder, if you do not submit a proxy prior to 48 hours before the Meeting (excluding Saturdays, Sundays and holidays) or you do not attend and vote at the online virtual Meeting or in person, your shares will not be voted on any matter that comes before the Meeting.

Q	Who counts the votes?
A	A scrutineer, employed by the Company’s registrar and transfer agent, Odyssey Trust Company, will act as scrutineer and will count the votes and report the results to the Company.
Q	What is an advisory vote on Say on Pay?
A

“Say on Pay” is a non-binding advisory resolution to accept the Company’s approach to executive compensation. The purpose of the Say on Pay advisory vote is to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company. The advisory vote is non-binding on the Company and it remains the duty of the Board of Directors to develop and implement appropriate executive compensation policies for the Company. In the event that a significant number of shareholders oppose the resolution, the Board of Directors will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board of Directors will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board of Directors (or why no changes will be made). See “Special Matters – Say on Pay Advisory Vote” on page 94.

Q	If I need to contact Odyssey Trust Company, the Company’s registrar and transfer agent, how do I reach them?
A	You can contact the Company’s registrar and transfer agent:

Mail	Phone	Internet	Email
Odyssey Trust Company Trader’s Bank Building Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8	toll free within North America: 1-888-290-1175 outside North America: 1-587-885-0960	https://odysseytrust.com/contact/	shareholders@odysseytrust.com

Q	How do I give feedback on the Company’s executive compensation program, its governance practices or other aspects of this Circular?
A

We value shareholder, employee and other interested party opinions, concerns and other feedback and invite you to communicate directly with the Board of Directors, the Human Resources Committee or the Governance and Sustainability Committee, as appropriate. Contact information is provided under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 95.

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General Proxy Information

Solicitation of Proxies

This Circular is furnished to the holders (the “shareholders”) of common shares (the “Common Shares”) in connection with the solicitation of proxies by the management of Wheaton Precious Metals Corp. (“we”, “our”, “us”, “Wheaton” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 13, 2026 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 1:30 p.m. (ET) on May 6, 2026, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting (the “Proxy Deposit Date”). Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this Circular is as of March 18, 2026. All dollar amounts referenced herein, unless otherwise indicated, are generally expressed in Canadian dollars and referred to as “C$”. Amounts expressed in United States dollars are referred to as “US$”. Unless otherwise stated, any United States dollar amounts in this Circular which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7296, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2025.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than the Proxy Deposit Date.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 Temperance Street, Suite 3200, Bay Adelaide-Centre – North Tower, Toronto, Ontario M5H 0B4; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the proxy. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the Common Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, including the election of directors and items set out under “Special Matters” on page 94. Thus, such Common Shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors or other non-routine matters.

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The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company is required to distribute copies of this Circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A). In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to deliver this Circular to shareholders by (i) distributing a notification of meeting along with the form of proxy to the clearing agencies and Intermediaries (the “Mailed Materials”) for distribution to Non-Registered Shareholders; and (ii) posting this Circular on the Company’s website (www.wheatonpm.com/investor-centre/events-and-presentations/default.aspx#annual-meeting). See “Notice and Access” on page 16 for further information.

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials distributed by the Company to Non-Registered Shareholders. Wheaton intends to pay for distribution to objecting Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Mailed Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Odyssey Trust Company, Attention: Proxy Department, Trader’s Bank Building, Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8, or by facsimile at 1-800-517-4553.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting virtually or in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Appointed proxyholders should, if attending the virtual online Meeting, be registered as proxyholder with Odyssey Trust Company in order to receive a control number, as described under “How do I vote virtually at the Meeting?” and follow the instructions under “How do I

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join the Wheaton online virtual Meeting?”. For appointed proxyholders who are attending the Meeting in person, on arrival at the Meeting, they should present themselves to a representative of Odyssey Trust Company or the Company.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Notice and Access

Under Canadian securities laws, reporting issuers are permitted to advise their shareholders of the availability of proxy-related materials, including this Circular on an easily accessible website, rather than mailing physical copies pursuant to the “Notice and Access” rules.

The use of this alternative means of delivery is more environmentally friendly and cost-efficient as it helps reduce paper use, the Company’s carbon footprint and the Company’s printing costs. The Company has therefore decided to deliver this Circular to shareholders by posting it on its website (www.wheatonpm.com/investor-centre/events-and-presentations/default.aspx#annual-meeting). This Circular will also be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders maintain the right to request paper copies of the proxy-related materials posted online by the Company under Notice-and-Access if they so choose. All shareholders will also receive a notice document which will contain information on how to obtain electronic and paper copies of this Circular in advance of the Meeting.

Shareholders who wish to receive paper copies of the Circular may request copies by calling toll-free at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America), or by emailing shareholders@odysseytrust.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive this Circular in advance of the proxy deposit date and Meeting. This Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of this Circular.

Voting Securities and Principal Holders Thereof

As of March 13, 2026, 454,036,958 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 13, 2026. In accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat virtually or in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, based upon publicly available information as of March 18, 2026, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

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Election of Directors

The Company’s Articles of Continuance and rules and laws applicable to the Company provide that the Board consist of a minimum of three and a maximum of ten directors. As of March 31, 2026, the Board will consist of ten directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.

At the Meeting, shareholders will be asked to approve an ordinary resolution for the election of the ten persons named hereunder as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees, was elected at the last annual and special meeting of the Company’s shareholders held on May 9, 2025, other than Mr. Haytham Hodaly who will be appointed by the Board effective March 31, 2026.

Advance Notice By-law

Under the Company’s By-law No. 3 Advance Notice of Nominations of Directors (the “Advance Notice Policy”) a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. An adjournment or postponement of a meeting of shareholders does not commence a new time period for the giving of a shareholder’s nomination under the Advance Notice Policy. The Advance Notice Policy also sets forth the information that a shareholder must include in the notice to the Company. Please see the Advance Notice Policy which is available on SEDAR+ at www.sedarplus.ca and on the Company’s website (www.wheatonpm.com) under the Corporate Governance heading for full details. As of the date of this Circular, no director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Policy, and as such the only nominations for directors at the Meeting are the Nominees.

Majority Voting Policy

The Board has adopted a policy which requires that any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Governance and Sustainability Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board, and the Company will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

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Board Nominees at a Glance

Wheaton recognizes the importance of diversity, representation and commitment at the Board level. The information below provides an overview of the Nominees, with further details throughout this Circular.

Gender Diversity	Independence

Member of Visible Minority Group	Average Board Age

Geographical Mix	Board Tenure

98%	96%

2025 Board Meetings 9 Meetings 98% attendance(1)	2025 Required Committee Meetings 14 Meetings 96% attendance(1)

(1)	See Directors’ Biographies below for details on attendance.

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Director Nominee Biographies

Biographies for each Nominee are set out below. These biographies include an assessment of the areas of expertise of each of the Nominees. Full descriptions of these areas of expertise are included under “Director Experiences, Expertise and Skills” on page 30. Where indicated, additional information is available in the endnotes to these biographies.

George L. Brack

Lead Independent Director | Independent

British Columbia, Canada

Age: 64

Tenure: 16 years

Director Since:
November 24, 2009

Committees: None

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
CEO/President
●
Industry expertise
●
Compensation
●
Investment banking/M&A
●
Financial literacy
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Effective March 31, 2026, Mr. Brack will be the Lead Independent Director of the Wheaton Board. Until March 31, 2026, Mr. Brack was Chair of the Wheaton Board from 2022. Mr. Brack retired as the Lead Independent Director of Capstone Mining Corp. in May 2023 and served as the non-Executive Chair from 2011-2022. Mr. Brack is also a Director of Dateline Resources. In addition to his current board roles, during the past 20 years, Mr. Brack served as a director on the boards of directors of Alio Gold Inc., ValOro Resources Inc. (now Defiance Silver Corp. and formerly Geologix Explorations Inc.), Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp. Mr. Brack’s 35-year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd. and lead its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom. Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

2025 Continuing Education

●
National Association of Corporate Directors (“NACD”), Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● Dateline Resources Limited	Public Committee Appointments ● None
2025 Board and Committee Meetings Attended (2)(3) 100% (9/9) Board	2025 Voting Results 320,198,848 (97.83%) For 7,090,095 (2.17%) Withheld

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Jaimie Donovan

Independent

Ontario, Canada

Age: 48

Tenure: 3 years

Director Since:
May 13, 2022

Committees:

●
Audit
●
Governance & Sustainability

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
Operations
●
Industry expertise
●
Investment banking/M&A
●
Financial literacy
●
Health/Safety/ Environmental/ Climate/ Competency/Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Ms. Donovan has over 25 years of mining industry experience, spanning roles in operations, technical services, capital allocation and corporate development. She was the Head of Growth and Evaluations for Barrick Gold Corporation in North America until March 2019. Prior to that, Ms. Donovan held senior positions at Barrick Gold Corporation as Vice President of Evaluations and Waterton Global Resource Management as a Principal and Head of Evaluations, where she led teams responsible for the due diligence of investment and growth opportunities. Ms. Donovan has significant technical and operations experience working at mines in Australia and Canada for Barrick Gold Corporation, Goldfields Limited and Western Mining Corp. Ms. Donovan joined the board of directors of Dundee Precious Metals Inc. in November 2020 and the board of Dundee Corporation in May 2024. She formerly served on the board of Perpetua Resources from January 2019 to December 2020. Ms. Donovan holds Bachelor’s degrees in Mining Engineering (B.Eng. Honours) and Commerce (B.Com. Finance) from the University of Western Australia. She has also completed the ICD Director Education Program at the Rotman School of Management.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Deloitte, Generative AI: What Boards Need to Know, February 19, 2025, Webinar
●
PDAC Mining Conference, March 2-5, 2025, Toronto
●
Deloitte, Audit and Technology, April 3, 2025, Webinar
●
CIM, AI in Mining: Transforming Data into Decisions, April 3, 2025, Webinar
●
Deloitte, Audit Committee Update, April 30, 2025, Webinar
●
Dundee Precious Metals, Balkans Political Risk, August 2025
●
Precious Metals Summit, September 9-12, 2025, Beaver Creek Resort
●
Deloitte, Resilience for Growth, October 8, 2025, Webinar
●
NACD, Director Summit, Washington, October 12-15, 2025
●
ICD, Practical Strategies for Effectively Managing Polarisation Risk, October 15, 2025, Webinar
●
Dundee Precious Metals/BMO, Large-Cap Producers: Profiles, Characteristics for Success, December 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● Dundee Precious Metals Inc. (since 2020) ● Dundee Corporation (since 2024)	Public Committee Appointments ● Sustainability Committee (Chair) ● Corporate Governance and Nominating Committee ● Audit Committee
2025 Board and Committee Meetings Attended(2)(3) 100% (9/9) Board 100% (4/4) Audit 100% (2/2) Governance and Sustainability	2025 Voting Results 323,374,043 (98.80%) For 3,914,900 (1.20%) Withheld

20   |   WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR

About the Meeting	Governance	Executive Compensation	Other Information

Chantal Gosselin

Independent

British Columbia, Canada

Age: 56

Tenure: 12 years

Director Since:
November 8, 2013

Committees:

●
Governance & Sustainability
●
Human Resources Committee (Chair)

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
Operations
●
Industry expertise
●
Compensation
●
Investment banking/M&A
●
Financial literacy
●
Health/Safety/Environmental/ Climate Competency/ Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Ms. Gosselin is an experienced corporate board member with over 30 years combined experience in mining operations and capital markets. Her involvement in the financial markets ranges from asset management to sell side analyst. Ms. Gosselin held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the ICD – Director Education Program. She currently serves on the boards of a variety of TSX-listed companies in the natural resources sectors.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
BMO, Global Mining Conference, Florida, February 23-26, 2025
●
NACD, Analyzing Director Pay: New Data for 2025, February 25, 2025, Webinar
●
NACD, Modernizing the Boardroom: Rethinking Meetings for Real Impact, March 6, 2025, Webinar
●
NACD, Planning for a Transaction: Compensation and Leadership Considerations, April 22, 2025, Webinar
●
ICD, Executive Compensation: Insights and Best Practices, June 2, 2025, Webinar
●
Deloitte, Board Chair of the Future: Virtual, June 19, 2025, Webinar
●
Hugessen, 2025 Proxy Season Overview: Trends & Insights from the TSX60, June 19, 2025, Webinar
●
NACD Compensation Committee, June 29, 2025, Webinar
●
NACD, Director Summit, Washington, October 12-15, 2025
●
NACD, Adopting the 2025 Blue Ribbon Commission Recommendations, October 21, 2025, Webinar
●
Deloitte, Gimme a Crisis, October 29, 2025, Webinar
●
ICD, Trends & Key Issues in Governance: A Keynote Conversation with Dr. Richard Leblanc, November 27, 2025
●
ICD, Navigating Changes: 2026 Priorities for Compensation and Human Capital Committees, December 4, 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025
●
Deloitte, Developments in Board Chair Succession Webinar, December 18, 2025

Public Directorships ● Ero Copper Corp. (since 2019) ● Blossom Gold Inc. (since January 2026) ● Pan American Silver Corp. (since 2023)

Public Committee Appointments

●
Audit Committee
●
Environmental, Health, Safety and Sustainability Committee (Chair)
●
Compensation Committee (Chair)
●
Audit Committee
●
Health, Safety and Environment Committee
●
Audit Committee

2025 Board and Committee Meetings Attended(2)(3) 100% (9/9) Board 100% (8/8) Human Resources 100% (2/2) Governance and Sustainability	2025 Voting Results 312,988,404 (95.63%) For 14,300,539 (4.37%) Withheld

WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR   |   21

About the Meeting	Governance	Executive Compensation	Other Information

Haytham H. Hodaly

Non-Independent(4)

British Columbia, Canada

Age: 55

Tenure: 0 Years

To Be Appointed Director:
March 31, 2026

Committees:

●
None

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
CEO/President
●
Operations
●
Industry expertise
●
Compensation
●
Investment banking/M&A
●
Financial literacy
●
Governance/Board
●
Risk management

Principal Occupation: President and Chief Executive Officer of the Company

Mr. Hodaly is currently President of Wheaton, and effective March 31, 2026 will also be Chief Executive Officer of Wheaton. He joined the Company in 2012 and has since been involved with more than US$11.0 billion worth of streaming transactions. Mr. Hodaly brings with him more than 30 years of experience in analyzing mining opportunities. Prior to joining Wheaton, Mr. Hodaly had spent more than 16 years in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. Mr. Hodaly is an engineer with a Bachelor of Applied Science in Mining and Mineral Processing Engineering and a Master of Engineering, specializing in Mineral Economics, both obtained from the University of British Columbia. Mr. Hodaly is a past Director of GoldSource Mines Inc, Denver Gold Group, Blue Moon Metals Inc. and NEXE Innovations Inc.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● None	Public Committee Appointments ● None
2025 Board and Committee Meetings Attended(2)(3)(4) Not Applicable	2025 Voting Results Not Applicable

22   |   WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR

About the Meeting	Governance	Executive Compensation	Other Information

Jeane Hull

Independent

Arizona, United States

Age: 71

Tenure: 2 years

Director Since:
May 12, 2023

Committees:

●
Audit Committee
●
Governance & Sustainability Committee

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
Operations
●
Industry expertise
●
Financial literacy
●
Compensation
●
Health/Safety/Environmental/ Climate Competency/ Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Ms. Hull has over 35 years of mining operational leadership and engineering experience, most notably holding the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation. She also held numerous management engineering and operations positions with Rio Tinto affiliates. Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals and has additional environmental engineering and regulatory affairs experience in the public and private sectors. In addition to her extensive mining experience, Ms. Hull has over 11 years of independent director experience. Ms. Hull currently serves as a member of the Board of Directors of Hudbay Minerals Inc., Epiroc AB and Coeur Mining, Inc. She previously served on the boards of Interfor Corporation, Trevali Mining Company (“Trevali”), Copper Mountain Mining Corporation, Pretium Resources Inc. and Cloud Peak Energy Inc.  Ms. Hull is currently on the Advisory Board for ABC to CEO and Ms. Hull served on the Advisory Board for South Dakota School of Mines and Technology.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
NACD, Director Summit, Washington, October 12-15, 2025
●
SAE Apoyo Consultoria, Peru Political and Economic Update, November 11, 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● Coeur Mining, Inc. ● Hudbay Mining Company ● Epiroc AB (Ms. Hull will not be standing for re-election at Epiroc’s annual general meeting in May 2026)

Public Committee Appointments

●
Finance and Technical Committee
●
Compensation and Leadership Development Committee
●
Environmental, Health, Safety and Corporate Responsibility Committee (Chair)
●
Environmental, Health, Safety and Sustainability Committee
●
Technical Committee (Chair)

2025 Board and Committee Meetings Attended(2)(3) 100% (9/9) Board 100% (4/4) Audit	2025 Voting Results 322,832,980 (98.64%) For 4,455,963 (1.36%) Withheld

WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR   |   23

About the Meeting	Governance	Executive Compensation	Other Information

Glenn Ives

Independent

British Columbia, Canada

Age: 65

Tenure: 5 years

Director Since:
May 14, 2020

Committees:

●
Human Resources Committee

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
CEO/President
●
Industry expertise
●
Compensation
●
Investment banking/M&A
●
Financial literacy
●
Health/Safety/Environmental/ Climate Competency/ Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Mr. Ives joined the Board of Wheaton in May 2020. Mr. Ives retired as a Canadian partner of Deloitte LLP on March 31, 2020. He served as the Executive Chair of Deloitte Canada from 2010 and 2018, a director of Deloitte Global from 2010 to 2018 and Chair of the Deloitte Global Risk Committee from 2012 to 2018. Mr. Ives was the leader of the North and South America Mining group for Deloitte from 2007 to 2020. He served as an audit partner at Deloitte serving public mining companies from 1999 to 2010. Mr. Ives currently serves as a director of Kinross Gold Corporation. Mr. Ives served as Director from 2021 to 2025 and Chair from 2024 to 2025 of NervGen Pharma Corp. From 1993 to 1999, Mr. Ives was the Chief Financial Officer and a Director of Vengold Inc. He served as a director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives served as the Vice-President of Finance of TVX Gold Inc. from 1988 to 1993. Mr. Ives has extensive corporate governance experience with non-profit organizations including serving as Chair of the St. Paul’s Foundation (Vancouver) and as a director of the Princess Margaret Cancer Foundation from 2010 to 2019 and Chair from 2016 to 2018. Mr. Ives holds a Bachelor of Mathematics degree (honors) from the University of Waterloo, graduating on the Dean's Honor List. He is a Fellow of the Chartered Professional Accountants of British Columbia, a member of the Chartered Professional Accountants of Ontario and was the Ontario Gold medalist for the Uniform Final Exams in 1984. Mr. Ives is also a member of the ICD and the NACD.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
KPMG, Mining Audit Committee Roundtable, January 15, 2025
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy & War (John Sitilides), February 7, 2025
●
Deloitte, GenAI - What Boards Need to Know, February 19, 2025
●
Kinross Gold, Board Global Anti-Corruption eLearning, April 16, 2025
●
Kinross Gold, Board Conflicts of Interest eLearning April 16, 2025
●
Kinross Gold, Board Cyber-Security eLearning, April 16, 2025
●
Deloitte, Navigating Geopolitical Shifts, April 23, 2025
●
Deloitte, Director's Series - Economist briefing, May 1, 2025
●
Cassels Brock, Aboriginal Law – Update 2025, May 13, 2025
●
Deloitte, The Future Boardroom, May 15, 2025
●
Deloitte, The impact of AI on the future of work and competitive advantage, May 27, 2025
●
Heidrick & Struggles, Board Directors Roundtable, June 3, 2025
●
E&Y, Considerations for metals and minerals companies on tariffs, June 10, 2025
●
CPAB, Mining Forum, June 11, 2025
●
PwC, Is ESG Cancelled, June 12, 2025
●
Deloitte, Audit Committee update, July 16, 2025
●
Deloitte, Unlocking Productivity and Innovation with Generative AI, July 21, 2025

●
Deloitte, A Global Perspective of AI, July 22, 2025
●
Deloitte, Global Geopolitics, July 23, 2025
●
Deloitte, What are Audit Committees looking for? July 23, 2025
●
CPAB, Vancouver Audit Committee Forum, September 25, 2025
●
Deloitte, The Artificially Intelligent Boardroom, September 25, 2025
●
Cassels Brock, Hot Topics in Aboriginal and Regulatory Law: 2025, October 7, 2025
●
Deloitte, Executive Roundtable for Energy, Resources & Industrials, October 7, 2025
●
Deloitte, Resilience for Growth, October 8, 2025
●
CPABC, Leadership Update, October 14, 2025
●
Deloitte, Audit Committee Update, October 22, 2025
●
Hugessen, Director Update, October 23, 2025
●
Deloitte – Podium Club, Gimme a Crisis, October 29, 2025
●
Canadian Arts Council, Peer-to-Peer Session for Board Chairs, October 29, 2025
●
Deloitte, Cyber Security in the Boardroom, November 13, 2025
●
PwC, Director Connect – Corporate Governance, November 27, 2025
●
Kinross Gold, Climate Risk, December 10, 2025
●
Deloitte, Audit Committee of the Future, December 11, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● Kinross Gold Corporation (since 2020)	Public Committee Appointments ● Audit & Risk Committee (Chair) ● Human Resources and Compensation Committee
2025 Board and Committee Meetings Attended(2)(3) 100% (9/9) Board 100% (8/8) Human Resources	2025 Voting Results 326,462,793 (99.75%) For 826,150 (0.25%) Withheld

24   |   WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR

About the Meeting	Governance	Executive Compensation	Other Information

Charles Jeannes

Independent

Nevada, United States

Age: 67

Tenure: 9 years

Director Since:
November 9, 2016

Committees:

●
Governance & Sustainability Committee, Chair
●
Human Resources Committee

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
CEO/President
●
Industry expertise
●
Compensation
●
Investment banking/M&A
●
Financial literacy
●
Health/Safety/Environmental/ Climate Competency/ Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Mr. Jeannes joined the Board of Wheaton in November 2016. Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. (now Newmont Corporation) from December 2008 to April 2016, he led Goldcorp’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Mr. Jeannes formerly held the role of Executive Vice President, Corporate Development of Goldcorp where he managed a series of M&A transactions that contributed to the company’s significant growth. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes was formerly a director of Tahoe Resources Inc. until its acquisition by Pan American Silver Corp. in early 2019 and currently serves as a director of Pan American Silver Corp. and Chair of Orla Mining Ltd. He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations. Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law. Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the Wolf Pack Athletic Association at the University of Nevada.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● Pan American Silver Corp. (since February 2019) ● Orla Mining Ltd. (Chair) (since June 2017)

Public Committee Appointments

●
Human Resources and Compensation Committee (Chair)
●
Nominating and Governance Committee
●
Compensation Committee
●
Audit Committee
●
Corporate Governance and Nominating Committee

2025 Board and Committee Meetings Attended(2)(3) 100% (9/9) Board 88% (7/8) Human Resources 50% (1/2) Governance and Sustainability	2025 Voting Results 321,612,216 (98.27%) For 5,676,727 (1.73%) Withheld

WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR   |   25

About the Meeting	Governance	Executive Compensation	Other Information

Marilyn Schonberner

Independent

Alberta, Canada

Age: 66

Tenure: 8 years

Director Since:
February 26, 2018

Committees:

●
Audit Committee, Chair
●
Human Resources Committee

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
Compensation
●
Financial literacy
●
Health/Safety/ Environmental/Climate Competency/Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Ms. Schonberner is a Corporate Director with over 35 years of international experience in the Energy and Mining sectors. She retired in 2018 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. Ms. Schonberner currently serves on the board of directors of New Gold Inc. where she is the Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the ICD. Ms. Schonberner also serves on the Calgary ICD Advisory Board.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Deloitte, Economic Outlook, January 23, 2025, Webinar
●
Deloitte, Quarterly Audit Committee Update, January 29, 2025, Webinar
●
Deloitte, GenAI: What Boards Need to Know, February 19, 2025, Webinar
●
Deloitte, Contemporary and Best Practice in Governing Strategy, February 27, 2025, Webinar
●
NACD, Modernizing the Boardroom, March 6, 2025, Webinar
●
Deloitte, Building High Performance Boards, March 26, 2025, Webinar
●
NACD– How do Corporate Boards Lead in the Age of AI, April 15, 2025, Webinar
●
Deloitte, Economic Update, April 17, 2025, Webinar
●
Deloitte, Navigating Geopolitical Shifts: Implications for Canadian Boards, April 23, 2025, Webinar
●
Deloitte, Quarterly Audit Committee Update, April 30, 2025, Webinar
●
Deloitte, Building Canada’s Resilience: tax, economic and policy priorities, May 16, 2025, Webinar
●
KPMG, 2nd quarter Accounting and Tax Update, June 22, 2025, Webinar
●
NACD, Prepping for the Fall: Top Takeaways from the Proxy Season, July 29, 2025, Webinar
●
Deloitte, The Audit Committee Chair of the Future, September 10, 2025, Webinar
●
Deloitte, Quarterly Accounting Roundup, September 25, 2025, Webinar
●
NACD, 2025 Governance Trends: AI’s Impact on Boardroom Strategy, October 29, 2025, Webinar
●
ACFE & IIA, Ethics and Analytics: How Ethics and Analytics Strengthens Ethical Practices, November 20, 2025, Webinar
●
New Gold, Code of Business Conduct & Ethics Training, November 20, 2025, Webinar
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● New Gold Inc. (since July 2017)	Public Committee Appointments ● Audit Committee (Chair) ● Human Resources and Compensation Committee
2025 Board and Committee Meetings Attended (2)(3) 100% (9/9) Board 100% (4/4) Audit 100% (8/8) Human Resources	2025 Voting Results 324,225,349 (99.06%) For 3,063,594 (0.94%) Withheld

26   |   WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR

About the Meeting	Governance	Executive Compensation	Other Information

Randy V.J. Smallwood

Chair | Non-Independent(5)

British Columbia, Canada

Age: 61

Tenure: 15 years

Director Since:
May 6, 2011

To Be Appointed Chair:
March 31, 2026

Committees:

●
None

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
CEO/President
●
Operations
●
Industry expertise
●
Compensation
●
Investment banking/M&A
●
Financial literacy
●
Health/Safety/Environmental/ Climate Competency/ Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Effective March 31, 2026, Corporate Director

Effective March 31, 2026, Mr. Smallwood will be the non-executive Chair of the Wheaton Board. Mr. Smallwood was involved in the founding of Wheaton and in 2007, he joined Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Wheaton’s Chief Executive Officer, a position he will hold until March 31, 2026, at which time he will become Chair. Mr. Smallwood holds a geological engineering degree from the University of British Columbia and a mine engineering diploma from the British Columbia Institute of Technology. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly, one of the most profitable gold companies in the world. Mr. Smallwood formerly served on the boards of Defiance Silver Corp. (formerly ValOro Resources Inc. and Geologix Explorations Inc.) from 2005 to 2019, Ventana Gold from 2008 to 2011, Castle Peak Resources from 2010 to 2012, and Tigray Resources Inc. from 2011 to 2014. Mr. Smallwood is also the Chair of MineralsEd BC and serves as a past Chair and board member of the World Gold Council, and as a board member of Special Olympics BC and Mining4Life. Mr. Smallwood also previously served on the board of the BC Cancer Foundation. In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● None	Public Committee Appointments ● None
2025 Board and Committee Meetings Attended(2)(3)(5) 100% (9/9) Board	2025 Voting Results 326,818,313 (99.86%) For 470,630 (0.14%) Withheld

WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR   |   27

About the Meeting	Governance	Executive Compensation	Other Information

Srinivasan Venkatakrishnan

Independent

Ireland

Age: 60

Tenure: 2 years

Director Since:
May 10, 2024

Committees:

●
Audit Committee

Areas of Expertise(1)

●
Managing or leading growth
●
International
●
CEO/President
●
Operations
●
Industry Expertise
●
Compensation
●
Investment Banking/M&A
●
Financial literacy
●
Health/Safety/ Environmental/Climate Competency/Sustainability
●
Governance/Board
●
Risk management

Principal Occupation: Corporate Director

Mr. Venkatakrishnan joined the Board of Wheaton in May 2024. Mr. Venkatakrishnan is a Corporate Director and an experienced mining executive who brings a wealth of mining and financial experience, gained through his vast experience of leading global mining businesses, in a career that has spanned across 17 countries and six continents. Mr. Venkatakrishnan has a proven track record of leading multinational organizations - including major publicly listed companies - through periods of challenging and transformative change. He is currently the Chair of Endeavour Mining plc. and a director of BlackRock World Mining Trust plc. Mr. Venkatakrishnan was previously a Director of Weir Group Plc. and served as CEO of Vedanta Resources plc from 2018 to 2020 and CEO of AngloGold Ashanti Limited between 2013 to 2018, having previously been Chief Financial Officer of the business from 2005, and of Ashanti Goldfields Limited from 2000. In his early career, he was a Director with Deloitte in London, leading corporate restructurings on behalf of both corporates and financiers. Mr. Venkatakrishnan, who is a Chartered Accountant (ICAI), is a past board member of the World Gold Council, International Council on Mining and Metals, Business Leadership South Africa, the Chamber of Mines of South Africa and a past member of the Financial Review Investigation Panel of the Johannesburg Stock Exchange.

2025 Continuing Education

●
NACD, Directors Daily (daily news briefings and updates for corporate directors, 2025) (Daily)
●
Deloitte, New Year Board Director Update, January 8, 2025, Webinar
●
Deloitte, The Year Ahead: Industry insights for the boardroom, January 14, 2025, Webinar
●
SCR Sibelco NV, Sustainability Standards and Reporting Training, January 31, 2025, Webinar
●
Wheaton Precious Metals, Precious Metals (& Co) through 2030 (and beyond), February 5, 2025
●
Wheaton Precious Metals, The New Geopolitics of Trade, Energy, Diplomacy and War (John Sitilides), February 7, 2025
●
Deloitte, Sustainability Reporting, March 25, 2025, Webinar
●
Deloitte, Cyber Update for Boards, March 26, 2025, Webinar
●
Blackrock, Positioning for near-term volatility: Investment and portfolio implications, April 10, 2025, Webinar
●
Deloitte, Enhancing Board Performance - Key considerations, June 4, 2025, Webinar
●
SCR Sibelco NV, Artificial Intelligence: How can Boards best be placed to use this opportunity, June 18, 2025
●
Endeavour Mining, Sustainability Standards Training - IFRS S1 and IFRS S2, July 21, 2025, Webinar
●
Endeavour Mining, Anti Bribery and Corruption Training, September 1, 2025, Webinar
●
Deloitte, Audit Committee Chair of the Future, September 10, 2025, Webinar
●
Deloitte, Board Director update, September 11, 2025, Webinar
●
PwC, Controls Framework (Provision 29 of the UK Governance Code), September 12, 2025, Webinar
●
SCR Sibelco NV, Board readiness to address evolving geo-political environment, September 24, 2025
●
Deloitte, Board Director Update, December 2, 2025, Webinar
●
World Gold Council, Annual Compliance Training, December 7, 2025, Webinar
●
Wheaton Precious Metals, Artisanal and Small-Scale Mining, December 8, 2025
●
Wheaton Precious Metals, Cyber Security Awareness Training, December 16, 2025

Public Directorships ● Endeavour Mining plc. (since July 2022) ● Blackrock World Mining Trust plc (since 2021)	Public Committee Appointments ● Corporate Governance & Nominations Committee ● ESG Committee ● Technical, Health & Safety Committee ● Audit Committee (Chair)
2025 Board and Committee Meetings Attended(2)(3) 100% (9/9) Board 100% (4/4) Audit	2025 Voting Results 324,453,056 (99.13%) For 2,835,887 (0.87%) Withheld

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(1)	See “Director Experiences, Expertise and Skills” below for a summary of the areas of expertise.
(2)	Does not include meetings attended by directors on committees that the director is not a member of.
(3)

All Board members attended all Board meetings during 2025, except for Mr. Peter Gillin who was absent for one meeting due to serious illness. All Board members are generally expected to also attend meetings of the Audit Committee. All Board members attended all Audit Committee meetings during 2025, except for Mr. Charles Jeannes who was not in attendance for one meeting. All Governance and Sustainability Committee members attended all required Governance and Sustainability Committee meetings during 2025, except for Mr. Jeannes who was not in attendance for one meeting due to illness. All Human Resources Committee members attended all required Human Resources Committee meetings during 2025, except for Mr. Jeannes who was not in attendance for one meeting due to illness.

(4)

Mr. Hodaly will be appointed to the Board effective March 31, 2026, and will not be in attendance as a director for Board meetings held prior to this date. Mr. Hodaly is not independent as he is an executive officer of Wheaton. Mr. Hodaly is not a member of any Committees.

(5)	Mr. Smallwood is not independent as he will serve as Chief Executive Officer of Wheaton until March 31, 2026. Mr. Smallwood is not a member of any Committees.

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Director Experiences, Expertise and Skills

On an annual basis, the Governance and Sustainability Committee considers the strategies of the Company to identify what experiences, expertise and skills are required of the Board in exercising its oversight responsibilities. Listed below is a summary of those areas of expertise.

The Governance and Sustainability Committee then compares those areas of expertise to the areas of expertise of the current members of the Board and uses this assessment in considering the composition of the Board and identifying what skills the Company should be recruiting for when making changes or additions to the Board. See “Nomination of Directors” on page 42 for further discussion regarding the process through which nominees are identified.

The biographies above and the skills matrix below summarize the qualifications and experience of each of the members of the Board that led the Governance and Sustainability Committee to conclude that such member is qualified to serve on the Board. The lack of a specifically identified area of expertise does not mean that the Nominee does not possess that qualification or skill. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that Nominee for that expertise.

Areas of Expertise & Skills Matrix	G. Brack	J. Donovan	C. Gosselin	H. Hodaly	J. Hull	G. Ives	C. Jeannes	M. Schonberner	R. Smallwood	S. Venkatakrishnan	Total
Managing or leading growth – experience as a senior officer in driving the strategy and vision of an organization and leading growth											10
International – experience as a senior officer in a major organization that has international operations											10
CEO/President – experience as the CEO or President of a publicly listed company or major organization											6
Operations – production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering											6
Industry Expertise – experience as an officer with a company in the mining industry, combined with a strong knowledge of market participants											9
Compensation – experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs											9
Investment banking/Mergers & Acquisitions – experience in investment banking or in major mergers and acquisitions											8
Financial Literacy – experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or IFRS)											10
Health, Safety, Environment, Climate Competency and Sustainability – strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture; experience in the management of climate change impacts and sustainable development											8
Governance/Board – experience as a board member of a major organization											10
Risk Management – experience in identifying and managing risks that may impact a business											10

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than as set out below.

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as set out below.

●	Ms. Hull was a director from July 2016 to October 24, 2019 of Cloud Peak Energy Inc. (“Cloud Peak”), a company that filed for Chapter 11 bankruptcy protection in the United States on May 10, 2019, received court approval for its plan of reorganization on December 5, 2019 and emerged from bankruptcy on December 17, 2019. In connection with its plan of reorganization, Cloud Peak sold substantially all of its operating assets to Navajo Transitional Energy Company.
●	Ms. Hull was a director from January 2021 to September 2022 of Trevali, a company that obtained an initial order from the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended, in August 2022. Trevali indicated that its financial position deteriorated significantly in 2022 as a result of a number of events and challenges which impacted operations and production. In January, 2023, a Receiver was appointed for Trevali by the Court.
●	Mr. Venkatakrishnan was the Chief Executive Officer and executive director of Vedanta Resources Limited (“VRL”) from August 31, 2018 to April 5, 2020. During that time, Mr. Venkatakrishnan was also a non-executive director of Konkola Copper Mines Limited (“KCM”) in which VRL holds a majority shareholder position. In connection with an ownership dispute with VRL, ZCCM IH (a Zambian state-owned corporation that holds a minority interest in KCM) brought a petition before the Zambian High Court to have KCM wound up and an ex-parte petition to have a provisional liquidator appointed to manage KCM’s affairs. It was reported in November 2023 that VRL and ZCCM entered into an agreement to reinstate the KCM board of directors and a withdrawal of all legal challenges in court, including the removal of the provisional liquidator. During 2024, the provisional liquidator vacated his role and the Government of Zambia returned the control of the mine to VRL, who are operating the mine currently.

To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

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Governance

Corporate Governance Practices

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) (which can be found at the following link: www.bcsc.bc.ca/securities-law/law-and-policy/instruments-and-policies/5-ongoing-requirements-for-issuers-insiders) were adopted by the securities regulatory authorities in Canada and deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Company is subject to the Governance Disclosure Rule, which requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its Circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements, including the Governance Disclosure Rule. The Company’s corporate governance practices are summarized in this Circular and full copies of the Company’s corporate governance policies can be accessed on the Company’s website at http://www.wheatonpm.com. The Company continues to monitor developments in Canada, the United States and the UK with a view to further enhancing and expanding upon its governance policies and practices, as appropriate and applicable.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is also located on the Wheaton website at http://www.wheatonpm.com.

Our Year in Review

See “2025 Corporate Governance at a Glance” on page 5 of this Circular for a summary of Wheaton’s corporate governance practices in 2025.

The following is a full description of the Company’s corporate governance practices which has been prepared by the Governance and Sustainability Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

The independence of the directors under the Governance Disclosure Rule is determined in accordance with National Instrument 52-110 Audit Committees, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries, and sets out certain relationships that would deem a director to not be independent. A “material relationship” is defined to mean any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Company also determines the independence of its directors in accordance with the NYSE’s corporate governance standards (the “NYSE Governance Rules”) under which no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company.

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On an annual basis, the Board considers whether each director is independent in accordance with these requirements. Based on this review, eight out of the ten Nominees are independent. The Company’s determination on independence of directors is set out in the Nominee biographies starting on page 19.

In accordance with the NYSE Governance Rules, the Board also considers all factors relevant to determining whether a director has a relationship with the Company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member (the “NYSE Enhanced Independence Rules”). The Board has confirmed that all members of the Human Resources Committee meet the NYSE Enhanced Independence Rules.

Board Chair and Lead Independent Director

The Board appointed Mr. Brack, an independent member of the Board, as its Chair. Mr. Brack will continue to serve as Chair of the Board until March 31, 2026, at which time Mr. Smallwood will be appointed as non-executive Chair of the Board and Mr. Brack will be appointed as Lead Independent Director.

The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board. The Terms of Reference for the Board Chair sets out the full description of the responsibilities of the Chair of the Board and is available at www.wheatonpm.com.

The Lead Independent Director’s is a director independent of management and any controlling shareholder of the Company and is appointed where the Chair of the Board is not independent. The Lead Independent Director’s primary responsibilities include providing leadership for the independent directors, acting as a liaison between management and the Board where conflicts arise as a result of a lack of independent Chair of the Board, reviewing director conflict of interests issues, ensuring meetings of the independent directors are scheduled regularly, and receiving and determining appropriate action on communication addressed to the independent directors. The Terms of Reference for the Lead Director sets out the full description of the responsibilities of the Lead Independent Director of the Board and is available at www.wheatonpm.com.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, every quarter. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Nominee biographies starting on page 19 provide details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2025.

In Camera/Independent Directors’ Meetings

During 2025, the independent directors held an in-camera session at each of the 9 Board meetings and during which session non-independent directors and members of management did not attend. The Board may also excuse members of management and conflicted directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate.

Until March 31, 2026, the Chair of the Board will continue to facilitate and chair discussions among the Company’s independent directors and facilitate communication between the independent directors and Company’s management. The Chair will consider any comments or requests made by an independent director or during an in-camera session of the independent directors and determine the most appropriate action or response, which may include a request for additional information or action by the Chief Executive Officer or other members of the Company’s management, the seeking of independent legal or other advice, or any other action that the Chair of the Board deems appropriate or advisable under the circumstances to address the comment or request raised. Effective March 31, 2026, the Lead Independent Director will assume the responsibilities of the Chair in respect of independent director discussions and communications.

Other Public Company Directorships/Committee Appointments

The Nominee biographies starting on page 19 provide details regarding directorships and committee appointments held by the Company’s directors in other public companies. The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Audit Committee.

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Board Tenure and Renewal

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believe that:

●	longer tenure does not impair a director’s ability to act independently of management;
●	imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the streaming industry;
●	regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance; and
●	experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

The Company believes these positions are supported by both academic literature and Board performance.

While the Company has not adopted term limits, the Company recognizes and welcomes fresh perspectives from newer Board members. In addition, the Board conducts reviews of its directors as set out under “Board Assessments” on page 46.

As part of the Board’s commitment to Board renewal, a new director has been proposed for election to the Board every other year since 2016. Assuming the election of the Nominees as proposed at the Meeting, the average Board tenure of the non-executive Board members will be approximately 7.7 years immediately following the Meeting.

The average tenure of non-executive Board Nominees will be 7.7 years following the Meeting

Interlocking Directorships

The Board has adopted a policy that no two Company directors shall sit together on two or more public company corporate boards without the approval of the Board. As of December 31, 2025, the following directors of the Company served together as directors on the boards of another public company. Other than as set forth in such table, to the knowledge of the Company, no director of the Company serves on the board of any other public company with any other director of the Company. The Board has approved the interlocking board memberships identified below, subject to the election of the Nominees.

Interlocking Directorships

Interlocking Public Company Directorships	Director
Pan American Silver Corp.	Chantal Gosselin Charles Jeannes

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company, and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;
●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
●	succession planning, including appointing, training and monitoring senior management;
●	a communications policy for the Company to facilitate communications with investors and other interested parties; and
●	the integrity of the Company’s internal control and management information systems.

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The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Governance and Sustainability Committee. In addition, in fulfilling its mandate the Board, among other things:

●	reviews the Company’s annual budget, five-year business plan and corporate strategic plan;
●	reviews financing arrangements and significant acquisitions;
●	reviews reports, at least quarterly, from the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer, the Senior Vice President, Corporate Development and the Senior Vice President, Sustainability and Investor Relations on the Company’s progress in the preceding quarter and on the strategic, operational and financial matters facing the Company;
●	reviews environmental (including climate change – see Climate Change and Environment below), social matters (including health and safety, labour, community investment and human rights), and other related matters (“Sustainability Matters”) specific to the Company and its Mining Partners; and
●	reviews significant communications with shareholders and the public, including quarterly and annual financial results, the sustainability report, the annual report, annual information form and this Circular.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this Circular.

Inclusion at Wheaton

The Governance and Sustainability Committee is committed to fostering a diverse environment where individual differences are respected and diversity is promoted and valued. The Company believes that employing and engaging a diverse workforce enhances the Company’s effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender, gender identity and gender expression, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground. The Company also fosters diversity through surveys on diversity and inclusion at Wheaton together with incorporating diversity awareness training and communications.

In 2021 the Board adopted a target to have at least 30% of Board members be women by the end of 2024 (the “Gender Target”). The Gender Target was met two and a half years early, and the Company continues to exceed the Gender Target, with four of the current ten Board members being women, representing 40% of the current Board members.

40% of Wheaton’s Board Nominees are Women and 20% are visible minorities

In order to support the Board in meeting the Gender Target, the Board implemented practices that:

●	required any search for nominees to the Board to specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose to be directed to do so, with the Board endeavoring to have at least 50% qualified women candidates in any presented list of potential candidates; and
●	an annual assessment of the progress on the Gender Target, including an assessment of the percentage of potential candidates that were women during the year, the percentage of Board members who are women and the percentage of Board committee members who are women.

In addition, during 2023, Wheaton’s Board Guidelines were amended in order to facilitate increased diversity at the Board beyond gender. Under the revised Guidelines, any search for nominees to the Board is now required to specifically include diverse candidates generally beyond gender. For 2026, there are two Board Nominees who identify as a visible minority (racialized person).

The Company and its subsidiaries currently have a total of four executive officers, none of whom are women. Each of the executive officers has been with the Company for over 10 years, reflecting consistently low turnover rates among all of the Company’s employees which limits opportunities for progression. In respect of non-gender diversity, as of the date of this Circular, two executive officers of the Company identify as a member of a visible minority. While currently none of the

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executive officers are women, 36% of the Company’s Vice Presidents are women (39% in 2024). The Company continues to focus on the development of leadership and skillsets among all employees in order to support ongoing succession planning.

Approximately 21% (26% in 2024) of Wheaton’s employees identify as a member of a visible minority and none (0% in 2024) identify as having a physical, cognitive or mental condition or disability. Wheaton does not currently have any employees that identify as Indigenous.

For 2026, the Company has established a target to increase the percentage of diversity in leadership at Wheaton and advance diversity and inclusion initiatives across the company by 2028 against a 2022 baseline. For the purposes of the target, leadership refers to the Company’s Board of Directors, Wheaton International’s Board of Directors, executive management and vice presidents, diversity considers gender and visible minorities and diversity and inclusion initiatives include training, accessibility, awareness, celebration and recognition overseen by the Diversity and Leadership committee.

The Governance and Sustainability Committee is required to annually update and recommend to the Board for approval a long-term plan for Board composition which takes into consideration, among other matters, the diversity of the Board. A similar approach will be taken by management and the Board with respect to recruitment of executive officers.

Sustainability

To support sustainability management, Wheaton has established clear oversight of sustainability at the Board of Directors level, consistent with its responsibility for overseeing strategy and risk, and has integrated sustainability management throughout the Company. The following table sets out the oversight and management of Sustainability Matters at the Company:

● ●	● ● ●	●	●

Board of Directors

●
Provides oversight and approves Wheaton’s Sustainability-related policies, Sustainability strategy and Sustainability-Related Disclosures
●
Reviews Sustainability risks and opportunities related to potential new streaming transactions

Governance and Sustainability Committee

●
Oversees execution of the Sustainability strategy & overall Sustainability performance
●
Reviews all Sustainability and climate-related risks specific to Wheaton and/or its Mining Partners
●
Reviews Wheaton’s annual Sustainability Report
		Audit Committee ● Reviews Wheaton’s risks and mitigations, which includes significant Sustainability and climate-related risks specific to Wheaton and/or its Mining Partners	Human Resources Committee ● Reviews Sustainability performance with respect to Wheaton’s Sustainability performance objective

Wheaton Group Executive Team Responsible for the execution of Wheaton’s Sustainability Strategy

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President, Wheaton Precious Metals International and Chief Sustainability Officer

●
Responsible for Wheaton’s overall Sustainability strategy and disclosures
●
Responsible for Sustainability due diligence for new transactions and ongoing monitoring of Sustainability for Mining Partners
●
Primary responsibility for reporting to the board on Sustainability Matters
Chief Executive Officer Responsible for Wheaton’s overall business strategy which includes Sustainability strategy
Executive Vice President, Strategy and General Counsel, Wheaton ● Responsible for corporate governance, regulatory oversight and certain human capital issues	SVP & Chief Financial Officer, Wheaton ● Responsible for enterprise risk management, which includes Sustainability and climate change risks

Corporate Support

Various Wheaton personnel, including at the Vice President level, support the implementation of Wheaton’s Sustainability strategy and day-to-day management of Sustainability issues. This includes personnel from the legal, operations, technical, financials and sustainability teams.

Wheaton Committees Wheaton Committees support decision-making and review disclosures
Diversity & Leadership Committee	Climate Solutions Committee	Community Investment Committees	Disclosure Committee	Travel Safety Committee

While Wheaton’s Chief Executive Officer and Executive Officers are responsible for the daily implementation and management of sustainability issues at Wheaton, they are supported by several internal committees focused on specific sustainability topics, as well as employees who have particular expertise in the sustainability topics under consideration.

Wheaton also has a number of sustainability related policies and commitments, listed below, which can be accessed on Wheaton’s website at www.wheatonpm.com:

●	Code of Business Conduct and Ethics (includes anti-bribery & anti-corruption)
●	Whistleblower Policy
●	Climate Change and Environmental Policy
●	Community Investment Policy
●	Human Rights Policy
●	Diversity Policy
●	Investment Principles
●	Partner/Supplier Code of Conduct

Additional details on these policies are included elsewhere in this Circular and in Wheaton’s annual information form for the year ended December 31, 2025 (the “annual information form”).

Wheaton’s annual Sustainability Report includes detailed information on sustainability issues which are directly related to the Company’s operations and over which Wheaton has direct control, as well as sustainability issues Wheaton may be exposed to through its Mining Partners and their mining operations. For additional information on Wheaton’s Sustainability governance structure, approach and performance, including sustainability targets and progress against our goals, please see Wheaton’s most recent annual Sustainability Report.

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Climate Change and Environment

Under its Climate Change and Environmental policy, the Company is committed to assess and disclose information about its climate-related risks and opportunities guided by the recommendations of the Task Force for Climate-related Financial Disclosures (“TCFD”). Wheaton has also committed to: undertake regular climate scenario analysis and integrate climate considerations into our risk assessments, strategic planning and business processes; identify opportunities to reduce emissions in our direct operations; collaborate with and support our mining partners, industry associations, and other stakeholders to reduce emissions at our mining partners’ operations from which we obtain metal and across the mining industry; and measure and disclose our material emissions in line with the Greenhouse Gas Protocol and other internationally recognized frameworks, including the Partnership for Carbon Accounting Financials.

The Governance and Sustainability Committee has primary oversight of Sustainability performance at Wheaton and reviews progress against the Company’s climate change strategy based on semi-annual reporting by the Chief Sustainability Officer. In addition, the Governance and Sustainability Committee reviews physical and transitional climate-related risks related to Wheaton and its Mining Partners. Other committees also consider climate change within their functions. For example, climate risks are reviewed by the Audit Committee on a quarterly basis as part of overall enterprise risk monitoring. Performance against elements of the climate change strategy are also considered annually by the Human Resources Committee as part of Wheaton’s sustainability performance objective.

In addition to the various responsibilities of Wheaton’s executive team for climate related disclosure, strategies, risk and opportunity assessment and management, and processes related to Climate Change, Wheaton also has a Climate Solutions Committee that supports decision-making related to investments to support decarbonization at Mining Partner sites.

During 2025, the Company published its third Climate Change Report, which aligns with the recommendations of the TCFD. The Climate Change Report includes details on:

●	Wheaton’s overall approach to climate change.
●	Wheaton’s oversight and governance of Climate Change, including Board and Board committee oversight, management responsibility and Wheaton’s Climate Solutions Committee.
●	Details on the timing and frequency of considerations of Climate Change and climate-related issues by the Board and the applicable Board committees.
●	Wheaton’s strategic process in considering the actual or potential impacts of Climate Change.
●	Wheaton’s processes for the identification and assessment of risks and opportunities relating to Climate Change.
●	Wheaton’s metrics and performance relating to its Scope 1, Scope 2 and Scope 3 emission-generating activities, together with climate scenarios.

The Climate Change Report includes scenarios for analyzing the potential impacts of climate change to Wheaton. Two climate scenarios are analyzed based on low and high global emissions pathways, across two long-term time horizons: 2030 and 2050. These scenarios include the “business-as-usual” scenario where the world continues along the present path resulting in a global temperature increase of 4.3 to 5.0 degrees Celsius and a net zero scenario where global emissions reach net zero by 2050 and global surface temperature increases are kept to 1.5 degrees Celsius. Details on this analysis can be found in the Climate Change Report which can be accessed on the Company’s website at www.wheatonpm.com.

For 2026, Wheaton intends to publish the company’s TCFD disclosures in its Sustainability Report and will not be publishing a standalone Climate Report.

Sustainability Engagement

Wheaton responds to and provides insight into our approach and performance related to Sustainability Matters with shareholder advocacy groups as requested. We value all stakeholder and other interested party opinions, concerns and feedback. We invite you to communicate through the avenues set out on page 95.

Community Investment Program

For over a decade, Wheaton has adopted a formal community investment program tied to its financial success. Since inception, the program has contributed over $60 million to hundreds of community programs and non-profit organizations

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that aim to improve and strengthen communities both locally and internationally. Wheaton’s community investment program has two components centred around four pillars of giving (health and wellness, community, education and environment): the partner corporate investment program, which has an international focus, and the local corporate investment program, which supports organizations in the communities where our offices are located.

Details concerning Wheaton’s corporate investment programs can be found in the Company’s Sustainability Report, in the Company’s Community Investment Policy and on the Company’s website at www.wheatonpm.com.

Information Systems and Cyber Security

The Board has primary oversight of the Company’s information systems and cyber security, with the Chair of the Audit Committee acting as the responsible director for such oversight.

The Company’s information systems and cyber security program are designed and developed by information technology consultants retained by the Company and overseen by internal management, the Audit Committee and the Board. The operational status of the Company’s approach to information systems and cyber security are periodically reviewed with management, the Audit Committee and the Board. Both the Audit Committee, which is comprised of independent directors, and the Board receive at least quarterly reports on the Company’s information systems and cyber security.

The Company undergoes an annual data penetration test, vulnerability assessment, and off-site disaster recovery test, to assess our data security and information technology infrastructure and recovery abilities, and the Company has external information security assurance and audit activities performed by qualified, independent professional service firms which validate the effectiveness of the information systems and cyber security program and controls. The Company has implemented third party managed cyber security and incident response support services for the company’s information technology infrastructure and systems. The ongoing cyber security monitoring, detection, and incident response services provides additional capabilities to address potential cyber related events. In addition, on an annual basis, the Company’s information systems and information technology infrastructure are reviewed in connection with the Company’s annual internal audit.

The Company’s information systems and information technology controls are reviewed annually. The Company has also established an enterprise cyber security awareness training program to validate compliance and effectiveness, which is completed by all employees twice annually. Finally, during 2025, the Company updated the formal cyber security incident response plan and completed a cyber security incident tabletop simulation exercise. To date, the Company has not experienced or been impacted by any material or significant cyber-attack.

Additional details on information systems and cyber security risk management are located in the annual information form.

Artificial Intelligence

Artificial intelligence (“AI”) can be used by the Company in its operations and will be designed and developed by the Company with input from third party consultants retained by the Company and overseen by internal management, the Audit Committee and the Board of Directors.

The Board will have primary oversight of the Company’s AI, with the Chair of the Audit Committee acting as the responsible director for such oversight.

The Company’s use of AI will be periodically reviewed with management, the Audit Committee and the Board of Directors. Both the Audit Committee, which is comprised of independent directors, and the Board of Directors, will receive reports on the Company’s AI, with a view to considering the quality, limitations, vulnerabilities and potential legal and regulatory concerns, as well as enhanced controls, processes and practices designed to address challenges.

The Company will adopt appropriate frameworks for effective oversight of AI and actively seek to mitigate AI risks by identifying, reviewing and developing risk mitigating and response strategies for such risks.

Additional details on AI are located in the annual information form.

Risk Management

Under the Board Guidelines, the Board is required to ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks.

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Management and the Board have worked together to develop rigorous identification, management, reporting and mitigation strategies for key risks that the Company faces in the operation of its business.

Board Responsibilities

To assist the Board with its role, the Board annually attends strategy sessions that include speakers and education on the risks facing the Company’s business, together with considerations of potential impact and strategies to mitigate those risks.

The key factors that drive the Company’s risk profile are set out in the annual information form. Changes in these factors can increase or decrease the Company’s risk profile. The Board, and specifically the Audit Committee, receives quarterly reports to review the Company’s progress in managing these risks and identify any emerging risks. In addition, the following committees are engaged in risk management oversight at the Company:

Committees

Audit Committee	Human Resources Committee	Governance and Sustainability Committee

monitors significant business, political, financial and control risks and exposures including significant risks associated with the Company’s compensation policies and practices and information systems, cyber security and AI

	monitors personnel/human resource risks including compensation and succession	monitors governance and sustainable business practices risks, including Sustainability Matters

Management

Management has identified risks and assigned ratings to those risks to assess each risk’s impact, likelihood of occurring and effectiveness of current processes to mitigate the risks.

The Company’s Enterprise Risk Management (ERM) framework is facilitated by Wheaton’s Finance department with input from all departments. Risks are updated and reviewed quarterly by the Disclosure Committee, which includes representation from senior management and all departments.

Wheaton’s ERM includes a list of identified risks, a likelihood and impact assessment of each risk, as well as controls for each risk and an assessment of the effectiveness of the control. Wheaton performs stress testing on both financial and non-financial risks. For example, the credit risk of a counterparty is assessed to identify if it can continue to satisfy the obligations under a streaming agreement.

Risks in the annual information form are not the only risks facing the company. Additional risks that are not as financially material may still be included in the ERM for monitoring and management purposes.

Individuals across the Company can proactively identify and report on potential risks through various mechanisms. Employee feedback on potential risks is solicited by the Disclosure Committee during Disclosure Committee meetings, which are open to select non-members, and specifically employees involved in monitoring mining partner operations and other key areas of the business. Employees may also provide feedback on Wheaton’s risk management process to the Finance department, including during weekly finance update meetings.

Wheaton provides training and information on emerging risks to all employees through topic-specific sessions and/or during the annual strategic planning sessions. These sessions provide another opportunity for employees to discuss emerging risks and opportunities with senior management and finance personnel. In 2025, training was provided to Wheaton employees on artificial intelligence opportunities and risks.

Wheaton’s internal audit function supports risk management with internal controls design assessment and annual testing. To date, testing has concluded that Wheaton’s internal controls are effective.

Information Systems and Cyber Security Risk Management – Additional details on information systems and cyber security risk management are located in the annual information form.

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Compensation Risk Management – Additional details on compensation risk management are located on page 76.

Position Descriptions

Written position descriptions have been developed by the Board for the Chair of the Board and the Chief Executive Officer of the Company and may be accessed on the Company’s website at www.wheatonpm.com.

The Company does not maintain a separate written description of the roles of the Chairs of each of the committees of the Board. Instead, the Company has developed terms of reference for each of the committees of the Board (available at www.wheatonpm.com). The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing terms of reference.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. The Company does not have a formal orientation process in place for its new directors and instead has adopted a tailored approach depending on the particular needs and focus of the director being appointed.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Sustainability Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

During 2025, the following Wheaton-specific continuing education training sessions were provided:

Continuing Education/Training Topic	Details	Date(s)	Attendees
Geopolitics	Precious Metals (& Co) through 2030 (and beyond) (Internal)	February 5, 2025	All Directors
Geopolitics	The New Geopolitics of Trade, Energy, Diplomacy and War (Third Pary Provider)	February 7, 2025	All Directors
Sustainability	Artisanal and Small-scale Mining (ASM) Training (Third Party Provider)	December 8, 2025	All Directors (excluding Glenn Ives)
Cyber Security	Cyber Security Awareness Training (Third Party Provider)	December 16, 2025	All Directors

The Nominees biographies starting on page 19 provide details regarding additional various continuing education events attended by the respective directors during the financial year ended December 31, 2025.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Sustainability Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Compliance Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code, including an annual certification by each of the employees of the Company that they are in compliance with the Code. The Company

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also engages an independent reporting agency to provide a confidential and anonymous reporting system for breaches of the Code, as more fully described in the next section entitled “Whistleblower Policy”. A copy of the Code may be accessed on the Company’s website at www.wheatonpm.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Compliance Officer regarding any potential conflicts of interest. In addition, in accordance with the Company’s charter documents and the Act, if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. To date, the Company has not been required to file a material change report relating to a departure from the Code.

The Code has been aligned with the United Nations Global Compact by outlining our commitment to human rights, fair practice and freedom of association, collective bargaining and our support for the abolition of forced labour and child labour, as well as other provisions.

A copy of the Code has been filed under the Company’s profile on SEDAR+ and on EDGAR. Additional details on our Code are available at www.wheatonpm.com and in the annual information form.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns in a number of manners, including on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through EthicsPoint, an incident reporting tool maintained through an independent third party, Navex Global, used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Audit Committee and the Executive Vice President, Strategy and General Counsel. The Chair of the Audit Committee and the Executive Vice President, Strategy and General Counsel then investigate each matter so reported and the Company determines what corrective and disciplinary actions, if any, will be taken. There is also a quarterly and annual report prepared by the agency that provides aggregated information that is shared with the Board on a quarterly and annual basis. Under the Whistleblower Policy, employees, officers or directors are not restricted from reporting concerns regarding breaches or suspected breaches of any laws or regulations directly to any regulatory body, legal authority or other person having jurisdiction with respect to such law or regulation. Employees, officers and directors are encouraged to choose the manner in which they report that is most appropriate given the nature of their concerns and their circumstances.

Nomination of Directors

The Governance and Sustainability Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Sustainability Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration among other matters, the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; (e) the diversity of the Board, including the Gender Target; and (f) the strategic direction of the Company.

The Governance and Sustainability Committee maintains an assessment of the areas of expertise of the members of the Board. Please see “Director Experiences, Expertise and Skills” on page 30 for further discussion regarding the purpose of the assessment and each individual director’s particular areas of expertise.

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Any search for nominees to the Board will specifically include diverse candidates generally. For instance, in order to promote and foster Board gender diversity, in 2021 the Board adopted the Gender Target. In order to support the Board in meeting the Gender Target, until the Gender Target was achieved, the Board implemented practices that require any search for nominees to the Board to specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose to be directed to do so, with the Board endeavoring to have at least 50% qualified women candidates in any presented list of potential candidates.

The Governance and Sustainability Committee believes that nominations for election or re-election to the Board should also be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. Please see “Diversity and Representation of Women” on page 35 for further discussion regarding consideration given to diversity in the identification, nominations and appointments to the Board.

The Governance and Sustainability Committee does not maintain a formal list of potential candidates. Instead, in the event of any search for a nominee to fill a vacancy on the Board, the Governance and Sustainability Committee would solicit the names of potential candidates from directors, management, shareholders, advisors and other external sources, and evaluate any potential candidates on the basis of their ability to alleviate any gaps identified through the areas of expertise assessment; their independence, their competencies, skills, backgrounds and experiences, their integrity, professionalism and values, their character and personality, their ability to contribute to the long-term strategy and success of the Company, the diversity of the Board generally, including the Gender Target, the long term plan for Board composition and the needs of the Board, any past experiences of directors or management with the potential candidate, their expected contribution to achieving an overall Board that can function as a high performance team with sound judgment and proven leadership, whether or not they can devote sufficient time and resources to their other duties as a Board member and any other factors as may be considered appropriate at the time.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” on page 17.

Human Capital Management and Compensation

The Wheaton Board has oversight over human capital management and compensation.

Wheaton reports human capital information in accordance with GRI, including data on compensation, benefits, training and development, engagement, employee turnover, diversity and health and safety.

The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies. The Human Resources Committee is composed entirely of independent directors. See “Role of the Human Resources Committee” on page 56 for further details regarding the Human Resources Committee.

Advisor to the Human Resources Committee

During the financial year ended December 31, 2025, Hugessen Consulting Inc. was retained as compensation consultant (the “Compensation Consultant”):

See “Role of the Compensation Consultant” on page 58 for further details regarding the engagement of each Compensation Consultant by the Human Resources Committee.

Committees of the Board

The Board has the following three standing committees, the members of which are set out under the Director Biographies on page 19 and below:

●	the Audit Committee;
●	the Human Resources Committee; and
●	the Governance and Sustainability Committee.

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All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Consistent with the Board’s commitment to Board renewal, on a regular and ongoing basis, the Governance and Sustainability Committee of the Board reviews the make up and leadership of Committees of the Board. This process takes into account the existing areas of expertise and skills of Board members and highlights any areas that may be beneficial for potential directors as part of the Board recruitment process. The Governance and Sustainability Committee then recommends to the Board for approval committee members and Committee Chair appointments.

Audit Committee

Current members: Marilyn Schonberner (Chair) Jaimie Donovan Jeane Hull Srinivasan Venkatakrishnan

The purposes of the Audit Committee are to assist the Board’s oversight of:

●
the integrity of the Company's financial statements;
●
the Company's compliance with legal, ethical and regulatory requirements;
●
the qualifications and independence of the Company's independent auditors;
●
the Company's financial reporting process and internal controls;
●
the significant business, political, financial and control risks that the Company is exposed to, including a review of management's assessment of the likelihood and severity of those risks and any mitigation steps taken; and
●
the performance of the independent auditors and the Company's internal audit function.

In fulfilling its mandate the Audit Committee, among other things:

●
reviews the Company's financial statements, management's discussion and analysis and financial press releases;
●
reviews treasury reports on cash flows and borrowing matters;
●
meets with the internal audit function, external auditors (with and without management being present) and management; and
●
reviews reports regarding internal controls, the Company's risk management activities, the Company's insurance coverage, material risks related to Sustainability Matters and climate change, and the Company's AI, information systems and cyber security.

Ms. Schonberner, as Chair of the Audit Committee, is an “audit committee financial expert” under the United States Sarbanes-Oxley Act and is “independent” as that term is defined in the rules of the NYSE.

Further information regarding the Audit Committee is contained in the annual information form under the heading “Audit Committee”. A copy of the Audit Committee terms of reference is available at www.wheatonpm.com.

Human Resources Committee

Current members: Chantal Gosselin (Chair) Glenn Ives Charles Jeannes Marilyn Schonberner

The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of the Company’s Chief Executive Officer and review compensation of the members of senior management of the Company. See “Role of the Human Resources Committee” on page 56 for further information. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

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Governance and Sustainability Committee

Current members: Charles Jeannes (Chair) Jaimie Donovan Chantal Gosselin Jeane Hull

The purposes of the Governance and Sustainability Committee are to:

●
provide a focus on governance that will enhance the Company’s performance;
●
assess and make recommendations regarding the Board’s effectiveness;
●
establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors; and
●
provide oversight with respect to Sustainability Matters.

In fulfilling its mandate, the Governance and Sustainability Committee, among other things:

●
identifies and recommends individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Sustainability Committee);
●
makes recommendations to the Board relating to the compensation of the Board members;
●
develops and recommends to the Board a set of corporate governance principles applicable to the Company; and
●
reviews, reports and monitors risks and potential risks to, and performance of the Company in relation to, Sustainability Matters, including the Company’s Sustainability strategy and disclosures.

The Governance and Sustainability Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chair of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; assisting the Board in monitoring compliance by the Company with legal and regulatory requirements; monitoring and providing guidance in respect of developments in relevant policies, regulations and trends with respect to Sustainability Matters; and making recommendations to management and the Board with respect to policy and strategic initiatives and actions arising with respect to Sustainability Matters.

A copy of the Governance and Sustainability Committee terms of reference is available at www.wheatonpm.com.

Related Party Transactions

A “related party transaction” means a transaction between the Company, or its affiliates, on the one hand, and a related party of the Company, or its affiliates, as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”), on the other hand, but does not include any transaction in respect of compensation related matters as compensation matters are already addressed by the Human Resources Committee in the case of executive officers and employees, and the Governance and Sustainability Committee in the case of directors. Transactions between the Company and its own subsidiaries are not, for this purpose, considered to be related party transactions.

The Board does not believe it requires a standing committee to address related party transactions, however, in the event that the Company was proposed to be involved in a related party transaction that was not exempt under MI 61-101, the Board anticipates that it would proceed as follows:

●	form and appoint members to a special committee of independent/disinterested members of the Board to consider the related party transaction, where the Board believes that the transaction cannot be appropriately considered by the Governance and Sustainability Committee;

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●	ensure that the mandate of any such special committee generally vests the special committee with full authority to negotiate the terms of the related party transaction, consider other alternative transactions, and consider whether the related party transaction is in the interests of, or fair to, security holders of the Company;
●	provide the special committee with access to financial, legal and other advice required in the course of its negotiation and consideration of the related-party transaction; and
●	any Board approval of the related party transaction will exclude both non-independent and interested members of the Board.

During the year ended December 31, 2025, the Company was not involved in any related party transactions.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and individual directors. The Governance and Sustainability Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and individual directors.

The process for individual director peer evaluations includes a formal one-on-one session between each director and the Chair of the Board to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director has. These sessions are typically held in February of each year. A summary of the findings is presented to the Board by the Chair of the Board in March of each year.

The process for Board and Committee evaluations includes a written questionnaire that is circulated to each member of the Board. In addition to specific questions for which a rating is assigned by each director, directors are solicited for any comments with respect to Board and Committee composition, effectiveness, performance and conduct of meetings, as well as Company strategy, operations and organization. Results are aggregated and a written report prepared summarizing the results. The written report is circulated to the Chair of the Board and to the Governance and Sustainability Committee, and presented to and discussed with the Board in March of each year. For 2026, this process will be undertaken during Spring 2026.

Director Share Ownership Requirements

Each non-executive director of the Company is required to hold Common Shares having a value equal to at least three times the amount of the annual retainer paid to such director, including the value of any Restricted Share Rights (as defined herein) (see “Restricted Share Plan” on page 90 for further details and definitions regarding the Restricted Share Rights), granted to such director in respect of the year in which the calculation is determined (or in respect of the prior year if no grant has yet been made to such director in respect of such year), but excluding any additional retainer paid to a director in his or her capacity as the Chair of the Board or Chair of any Committee of the Board. Stock options are not granted to the Company’s non-executive directors. This share ownership requirement must be attained within five years of becoming a director of the Company.

The following table provides information regarding the share ownership, actual and required, for each non-executive director as of December 31, 2025.

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Director Share Ownership Requirements(9)
and Actual Share Ownership

		Actual Share Ownership(1)
Name	Ownership Requirement (C$)	Common Shares (C$)⁽²⁾	Restricted Share Rights (C$)(3)	Total Ownership Value (C$)(4)	Total Current Market Value (C$)(5)	Ownership Req’ment Multiple Achieved(6)	Meets Ownership Requirement?
George L. Brack	1,020,441	1,468,860	2,889,796	4,358,656	3,717,692	4.3	Yes
		(9,103 Shares)	(17,909 Rights)
Jaimie Donovan(7)	—	322,720	1,202,132	1,524,852	1,027,331	—	Yes
		(2,000 Shares)	(7,450 Rights)
Chantal Gosselin	750,129	309,650	6,019,051	6,328,701	6,288,760	8.4	Yes
		(1,919 Shares)	(37,302 Rights)
Jeane Hull(7)	—	48,892	645,440	694,332	—	—	Yes
		(303 Shares)	(4,000 Rights)
Glenn Ives(8)	750,129	2,178,360	586,866	2,765,226	2,385,855	3.7	Yes
		(13,500 Shares)	(3,637 Rights)
Charles Jeannes	750,129	645,440	3,107,794	3,753,234	3,467,973	5.0	Yes
		(4,000 Shares)	(19,260 Rights)
Marilyn Schonberner	750,129	965,740	2,365,215	3,330,954	3,005,470	4.4	Yes
		(5,985 Shares)	(14,658 Rights)
Srinivasan Venkatakrishnan(7)	—	$Nil	371,128	371,128	59,558	—	Yes
		(Nil Shares)	(2,300 Rights)
(1)

Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as of December 31, 2025. In calculating such holdings, a director may include any Restricted Share Rights, but may not include any options held. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors.

(2)

The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36; and (ii) the weighted average acquisition cost of the Common Shares.

(3)

This column includes all Restricted Share Rights held. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36; and (ii) the closing price of the Common Shares one business day prior to the date of grant of the relevant Restricted Share Rights.

(4)	Represents total value calculated using the Company’s share ownership requirement.
(5)

Represents total current market value of Common Shares and vested Restricted Share Rights beneficially owned by the director, directly or indirectly, or over which control or direction is exercised as of March 18, 2026. The number of securities held by directors is to the knowledge of the Company based on information provided. Current Market Value calculated as follows:

●	For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73; and
●	For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73.
(6)	Represents a Director’s Total Ownership Value compared to the director’s share ownership requirement.
(7)

Ms. Donovan, Ms. Hull and Mr. Venkatakrishnan were appointed to the Board on May 12, 2022, May 12, 2023 and May 10, 2024 respectively, and have five years from the date of their appointment to attain the required share ownership. Accordingly, Ms. Donovan has an additional year to meet the requirement, Ms. Hull has an additional 2 years and Mr. Venkatakrishnan has an additional 3 years.

(8)	All Common Shares are held through Mr. Ives private company, Glenn Antony Ives Professional Corporation.
(9)	Share ownership for Mr. Randy Smallwood is shown on page 74 under Executive Share Ownership Policy.

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Market Value of Directors’ Share Ownership(3)

The total current market value of the Common Shares and vested Restricted Share Rights of Directors is as follows:

Name	Current Market Value of Common Shares (C$)(1)(2)	Current Market Value of Vested Restricted Share Rights (C$)(1)(2)	Total Current Market Value (C$)
George L. Brack	1,608,773	2,108,919	3,717,692
Jaimie Donovan	353,460	673,871	1,027,331
Chantal Gosselin	339,145	5,949,615	6,288,760
Jeane Hull	53,549	137,849	191,399
Glenn Ives	2,385,855	—	2,385,855
Charles Jeannes	706,920	2,761,053	3,467,973
Marilyn Schonberner	1,057,729	1,947,741	3,005,470
Srinivasan Venkatakrishnan	—	59,558	59,558
(1)

Represents total Common Shares and vested Restricted Share Rights beneficially owned by the director, directly or indirectly, or over which control or direction is exercised as of March 18, 2026. The number of securities held by directors is to the knowledge of the Company based on information provided.

(2)	Current Market Value calculated as follows:
●	For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73; and
●	For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73.
(3)	Market value of Mr. Randy Smallwood’s share ownership is shown on page 75 under Market Value of Chief Executive Officer Share Ownership.

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Director Compensation

The Governance and Sustainability Committee makes recommendations to the Board relating to the compensation of Board members and the Board meets annually to review the adequacy and form of directors’ compensation.

For the financial year ended December 31, 2025, non-executive Board members received the following compensation, comprised or retainers, share-based awards and other fees:

Retainers, Share-based Awards and Other Fees	Amount (C$)(1)
Annual Board Retainer
● All non-executive directors	$110,000
● Additional Board Chair retainer (Mr. Brack)	$100,000
Annual Committee Chair Retainer
● Audit Committee Chair (Ms. Schonberner)	$30,000
● Governance and Sustainability Committee Chair (Mr. Jeannes)	$15,000
● Human Resources Committee Chair (Ms. Gosselin)	$30,000
Share-based Awards (Restricted Share Rights) Grant Value
● All non-executive directors, other than Board Chair	$140,000
● Board Chair	$230,000
Meeting and Travel Fees
● Meeting Fee for each Board or Board committee meeting attended (in-person or virtually)	$1,500
● Travel Fee for travel required to attend a Board or Board committee meeting held at a location where the director does not reside	$1,500
(1)	In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

Share-based Awards

Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005. See “Restricted Share Plan” on page 90 for further details and definitions regarding Restricted Share Rights. For the year ended December 31, 2025, the Board granted Restricted Share Rights to non-executive directors (other than the Chair of the Board) to acquire that number of Common Shares of the Company that would equate to a value of approximately $140,000 and Restricted Share Rights to the Chair of the Board to acquire that number of Common Shares of the Company that would equate to a value of $230,000.

For the financial year ending December 31, 2026, the Board has approved the following changes to Board annual compensation:

●	The non-executive director Annual Board Retainer will increase to $150,000;
●	Board members will no longer receive Meeting Fees for each Board or Board Committee meeting attended;
●	The Lead Independent Director will be paid an additional Annual Board Retainer of $80,000;
●	The Annual Committee Chair Retainers will be increased to $35,000 for each of the Audit Committee Chair and Human Resources Committee Chair and to $20,000 for the Governance and Sustainability Committee Chair;
●	The value of share-based awards granted will be increased to $150,000 for non-executive directors and to $250,000 for the Board Chair; and
●	The Lead Independent Director will be granted share-based awards with a value of $230,000.

Board annual compensation will be pro-rated to reflect changes of roles during the year ending December 31, 2026. Board annual compensation will otherwise remain unchanged.

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Director Compensation Summary

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2025.

Director Compensation Table(1)

Name	Fees Earned (C$)	Share-based Awards(2) (C$)	Option-based Awards (C$)	Non-equity Incentive Plan Compensation (C$)	All Other Compensation(3) (C$)	Total (C$)
George L. Brack	238,500	230,147	—	—	10,899	479,546
Jaimie Donovan	152,000	140,043	—	—	3,371	295,414
R. Peter Gillin(4)	52,170	—	—	—	15,589	67,759
Chantal Gosselin	183,500	140,043	—	—	30,748	354,291
Jeane Hull	149,000	140,043	—	—	712	289,755
Glenn Ives	150,500	140,043	—	—	—	290,543
Charles Jeannes	173,001	140,043	—	—	14,269	327,313
Marilyn Schonberner	192,500	140,043	—	—	10,066	342,609
Srinivasan Venkatakrishnan	150,500	140,043	—	—	231	290,774
TOTALS	1,441,671	1,210,448	—	—	85,885	2,738,004
(1)	Directors’ fees are paid in Canadian dollars.
(2)

Each of Messrs. Gillin, Jeannes, Ives, Venkatakrishnan and Mses. Gosselin, Schonberner, Hull and Donovan were granted 1,290 Restricted Share Rights and Mr. Brack was granted 2,120 Restricted Share Rights on March 18, 2025 at a deemed price of C$108.56 per share (being the grant date fair value based on the closing price of the Common Shares on the TSX on March 17, 2025) with restricted periods expiring as to one-third on each of March 18, 2026, March 18, 2027 and March 17, 2028, respectively. This is consistent with the accounting values used in the Company’s financial statements.

(3)

This column includes equivalent cash payments to the dividends paid on the Common Shares, received by holders of Restricted Share Rights in respect of which the restricted period has expired but for which the holder has elected to defer receipt of the Common Shares.

(4)	Mr. Gillin announced his intention to retire and subsequently passed away on May 2, 2025, prior to the May 9, 2025 annual and special meeting.

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The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2025.

Breakdown of Fees Earned Table(1)

Name	Board Annual Retainer (C$)	Board/ Committee Chair Retainer (C$)	Aggregate Board Attendance Fee (C$)	Aggregate Committee Attendance Fee (C$)	Aggregate Travel Fee (C$)	Total Fees Earned (C$)
George L. Brack (Chair of the Board)	110,000	100,000	19,500	6,000	3,000	238,500
Jaimie Donovan	110,000	n/a	18,000	9,000	15,000	152,000
R. Peter Gillin (2)	37,170	n/a	9,000	3,000	3,000	52,170
Chantal Gosselin (Chair of the Human Resources Committee)	110,000	30,000	19,500	21,000	3,000	183,500
Jeane Hull	110,000	n/a	19,500	7,500	12,000	149,000
Glenn Ives	110,000	n/a	19,500	18,000	3,000	150,500
Charles Jeannes (Chair of the Governance and Nominating Committee)	110,000	15,000	19,500	16,500	12,000	173,000
Marilyn Schonberner (Chair of the Audit Committee)	110,000	30,000	19,500	18,000	15,000	192,500
Srinivasan Venkatakrishnan	110,000	n/a	19,500	6,000	15,000	150,500
(1)	Directors’ fees are paid in Canadian dollars.
(2)	Mr. Gillin announced his intention to retire and subsequently passed away on May 2, 2025, prior to the May 9, 2025 annual and special meeting.

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2025.

Outstanding Option-Based Awards and Share-Based Awards(4)

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share- based awards that have not vested(2) (C$)	Market or payout value of share- based awards not paid out or distributed(2)(3) (C$)
George L. Brack	—	—	—	—	5,976	964,287	1,925,509
Jaimie Donovan	—	—	—	—	3,637	586,866	615,266
Chantal Gosselin	—	—	—	—	3,637	586,866	5,432,184
Jeane Hull	—	—	—	—	3,220	519,579	125,861
Glenn Ives	—	—	—	—	3,637	586,866	—
Charles Jeannes	—	—	—	—	3,637	586,866	2,520,927
Marilyn Schonberner	—	—	—	—	3,637	586,866	1,778,349
Srinivasan Venkatakrishnan	—	—	—	—	1,963	316,750	54,378
(1)

This column reflects Restricted Share Units for which the restricted period had not yet expired as of December 31, 2025. See footnote (2) to the table entitled “Value Vested or Earned During the Financial Year Ended December 31, 2025” for further details.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36.
(3)

This column reflects Restricted Share Rights for which the restricted period has expired and for which the holder has irrevocably elected to defer receipt of the Common Shares beyond December 31, 2025. See the footnotes to “Value Vested or Earned During the Financial Year Ended December 31, 2025” table for details of deferral elections made during 2025.

(4)	Outstanding option-based and share-based awards for Mr. Smallwood is shown on page 83 under Incentive Plan Awards.

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The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2025.

Value Vested or Earned During the Financial Year Ended December 31, 2025

Name	Option-based awards – Value vested during the year (C$)	Share-based awards – Value vested during the year(1)(2) (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
George L. Brack	—	403,204	—
Jaimie Donovan	—	—	—
R. Peter Gillin(3)	—	7,775,889	—
Chantal Gosselin	—	254,020	—
Jeane Hull	—	40,151	—
Glenn Ives	—	254,020	—
Charles Jeannes	—	—	—
Marilyn Schonberner	—	254,020	—
Srinivasan Venkatakrishnan	—	—	—
(1)

Calculated using the closing price of the Common Shares on the TSX on the trading day immediately prior to the date the restricted period expires, which reflects the value of the underlying Common Shares that were received.

(2)

This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date in accordance with the terms of the Restricted Share Rights Plan. Such value is reported in the table above entitled “Outstanding Option-Based Awards and Share-Based Awards” in the column titled “Market or payout value of share-based awards not paid out or distributed”. Deferral elections made during 2025 for Restricted Share Rights are set out below. Please refer to prior years’ management information circulars for information on deferral elections made in prior years.

●	Each of Ms. Donovan, Mr. Jeannes and Mr. Venkatakrishnan elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2025 year until retirement.
●	Ms. Hull elected to defer receipt of Restricted Share Rights granted in 2024 until retirement.
(3)

Mr. Gillin announced his intention to retire and subsequently passed away on May 2, 2025, prior to the May 9, 2025 annual and special meeting. In accordance with their terms, all Restricted Share Rights for which Mr. Gillin had previously made an irrevocable election to defer the expiry of the restricted period vested immediately.

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Retirement Policy for Directors

The Company does not have a retirement age policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2025:

(a)

the total amount of insurance is $205,000,000 and, subject to the deductible portion referred to below, up to the full-face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2025 was $1,810,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
(i)

with respect to the directors and officers there is no deductible applicable, unless the Company is permitted by laws and is financially able to indemnify the directors and officers, in which case there is a deductible per claim of $2,500,000; and

(ii)	with respect to reimbursement of the Company there is a deductible per claim of $2,500,000.

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Executive Compensation

Compensation Discussion and Analysis

Our Year in Review – 2025

See “2025 Compensation At A Glance” on page 4 of this Circular for a summary of Wheaton’s compensation practices and results in 2025.

Introduction

This Compensation Discussion and Analysis section provides full details on the objectives of Wheaton’s compensation program, Wheaton’s compensation philosophy, the role and responsibility of the Human Resources Committee in connection with compensation matters, selection of the Company’s comparator group for determining compensation, discusses how compensation is determined for executives and describes each element of executive pay.

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

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Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;
(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;
(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;
(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and
(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Opportunity for Shareholder Feedback

The Board believes that it is important to have regular and constructive engagement with its shareholders to discuss those aspects of the Company’s executive compensation that are of importance to shareholders and to allow and encourage shareholders to express their views on executive compensation matters to the Board outside of the annual meeting. Shareholders are invited to express their views to the Board or the Human Resources Committee by contacting the Board or committee in the manner described under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 95.

The Board has also adopted a policy providing for an annual advisory vote on executive compensation, known as “Say on Pay”, in order to give the Company’s shareholders a formal opportunity to provide their views on the executive compensation program of the Company. At the 2025 Annual and Special Meeting of Shareholders, almost 95% of the votes cast were in favour of the resolution accepting the Company’s approach to executive compensation. See “Special Matters – Say on Pay Advisory Vote” on page 94 for further details.

Role of the Human Resources Committee

The Human Resources Committee, comprised of independent directors, is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation matters and to establish a plan of continuity for senior management. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews on an annual basis the overall compensation package for each executive officer. Its recommendations are submitted to the Board of Wheaton and, in the case of Wheaton Precious Metals International Ltd. (“Wheaton International”) employees, the Board of Wheaton International, with respect to the base salary, annual bonus and long-term incentive award for each executive officer, as applicable. During 2025, the Human Resources Committee received various reports from the Compensation Consultant reviewing Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies selected by the Human Resources Committee, and practices in the current market. See “The Comparator Group” on page 62 for details on the peer group.

The Human Resources Committee makes recommendations to the Board annually after reviewing the matters discussed in the Compensation Consultant’s reports, discussing various factors with management, comparing compensation to the Comparator Group (as defined below), and receiving recommendations from the Chief Executive Officer in March 2025 with respect to 2025 base salaries and 2025 long-term incentive awards for executive officers, and in March 2026 with respect to 2025 annual performance-based cash incentives. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines.

In accordance with Terms of Reference for the Human Resources Committee, the Human Resources Committee is authorized to:

●	retain or obtain the advice of compensation consultants, independent counsel and other advisors;
●	appoint, compensate and have oversight over the work of compensation consultants, independent counsel and other advisors;
●	determine appropriate funding to be paid to compensation consultants, independent counsel and other advisors;
●	conduct independence assessments of compensation consultants, independent counsel and other advisors at the time they are appointed and on an annual basis thereafter; and
●	identify any conflict of interest issues with compensation consultants annually to shareholders.

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The Human Resources Committee did not identify any conflict of interest issues that could reasonably be expected to interfere with the independence of its Compensation Consultant for the year ended December 31, 2025. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

The members of the Human Resources Committee, their independence (as such term is defined in National Instrument 52-110 Audit Committees and the NYSE Enhanced Independence Rules) and their experience relevant to their responsibilities in executive compensation are as follows:

Name	Independent	Relevant Experience
Chantal Gosselin (Chair)	Yes

Chair of Prime Mining Corp.’s Compensation Committee

Former Member of Lundin Gold Inc.’s Compensation Committee

NACD, Compensation Committee Series Webinars, February 27 and April 23, 2024

NACD, Planning for a Transaction: Compensation and Leadership Considerations, April 22, 2025, Webinar

ICD, Executive Compensation: Insights and Best Practices, June 2, 2025, Webinar

NACD Compensation Committee, June 29, 2025, Webinar

ICD, Navigating Changes: 2026 Priorities for Compensation and Human Capital Committees, December 4, 2025

Glenn Ives	Yes

Member of Kinross Human Resources and Compensation Committee since 2020

Member of St. Paul’s Foundation (Vancouver) Human Resources Committee since 2022

Hugessen, Executive Compensation and CEO Succession, October 17, 2024

Korn Ferry, Talent Acquisition, November 12, 2024

Charles Jeannes	Yes	Member of Pan American Silver Corp.’s Human Resources Committee (Chair) Member of Orla Mining Ltd.’s Human Resources Committee President and CEO of Goldcorp Inc. from 2008 to 2016
Marilyn Schonberner	Yes

CFO and Senior Vice President, and an Executive Director, of Nexen Energy ULC from 2016 to 2018

General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning of Nexen Energy ULC from 1997 to 2016

Member of New Gold Inc.’s Human Resources and Compensation Committee

NACD, Compensation Peer Groups: Everything You Need to Know Right Now, April 23, 2024, Webcast

ICD, Addressing the Complexities of CEO Performance and Succession, December 8, 2024, Webcast

The Human Resources Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives, and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Human Resources Committee, including experiences with financial matters, human resources and management of public companies. The skills and experiences of the individual members of the Human Resources Committee together with input and advice from the Compensation Consultant, enable the Human Resources Committee to make the decisions on the suitability of the Company’s compensation program.

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Named Executive Officers

For the remainder of this Circular, the following individuals included in the “Summary Compensation Table” on page 81 are referred to as the “Named Executive Officers” or “NEOs”:

Randy V.J. Smallwood	Haytham H. Hodaly	Curt D. Bernardi	Vincent Lau	Patrick E. Drouin
Chief Executive Officer (until March 31, 2026)	President Chief Executive Officer (Effective March 31, 2026)	Executive Vice President, Strategy and General Counsel	Senior Vice President and Chief Financial Officer	President, Wheaton International and Chief Sustainability Officer

In addition to the foregoing, Mr. Gary Brown was a Named Executive Officer during 2025. As announced by the Company on January 9, 2025, effective March 31, 2025, Mr. Gary Brown retired from his position as Senior Vice President and Chief Financial Officer and Mr. Vincent Lau was appointed Senior Vice President and Chief Financial Officer. Further, as announced June 18, 2025, Mr. Haytham Hodaly was appointed President of the Company effective June 30, 2025, with Mr. Randy Smallwood remaining Chief Executive Officer. Finally, as announced February 5, 2026, effective March 31, 2026, Mr. Hodaly will succeed Randy Smallwood as Wheaton's Chief Executive Officer to become President and Chief Executive Officer and Mr. Smallwood will assume the role of non-executive Chair of the Board of Directors.

Role of the Chief Executive Officer

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance Based Cash Incentives” section. Based on the foregoing evaluation, as well as a subjective assessment, the Chief Executive Officer makes a recommendation to the Human Resources Committee on base salaries, cash bonuses and long-term incentive plan awards for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board. For the year ended December 31, 2025, this review was completed by Mr. Randy Smallwood.

Role of the Compensation Consultant

A Compensation Consultant’s mandate with the Human Resources Committee includes providing advice on the competitiveness and appropriateness of compensation programs for the Named Executive Officers and members of the Board, as required. This mandate may include advice with respect to base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment agreements and change of control provisions.

The Human Resources Committee will agree annually and on an as-needed basis, with input from management and a Compensation Consultant, on the specific work to be undertaken by the Compensation Consultant for the Human Resources Committee and the fees associated with such work. A Compensation Consultant reports directly to the Chair of the Human Resources Committee. Neither the Board nor the Human Resources Committee formal pre-approval is required in order for the Company or its affiliates to obtain services other than compensation services from Hugessen or their affiliates.

The Human Resources Committee reviews the engagement of the Compensation Consultant annually to ensure that all reasonable steps are taken to minimize any potential conflicts of interest.

In conducting the review of Hugessen for 2025, the Human Resources Committee identified that Hugessen was paid fees in respect of support provided to the Company’s Governance and Sustainability Committee. The Human Resources Committee noted that such fees were less than executive compensation fees and that no conflicts of interest were identified

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and, as a result, the Human Resources Committee was satisfied that Hugessen’s advice was objective and free from any conflict that could reasonably be expected to interfere with the independence of Hugessen.

During 2025, Hugessen was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a comparison of compensation levels of a peer group of companies. Although Hugessen provided advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Hugessen. Fees billed by Hugessen and its affiliates in respect of its services in 2025 and 2024 are detailed below:

	2024 (1) (US$)	2025 (1) (US$)
Executive Compensation-Related Fees	300,114	201,685
All other services (2)	-	95,205
TOTAL	300,114	296,890

(1)	Fees paid in Canadian dollars are converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.7296 for the financial year ended December 31, 2025 and at the exchange rate of C$1.00 = US$0.6950 for the financial year ended December 31, 2024.
(2)	Other service fees relate to fees paid to support the Governance and Sustainability Committee during the year ended December 31, 2025.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and long-term equity incentives in the form of stock options, Restricted Share Rights (see “Restricted Share Plan” on page 90 for further details and definitions regarding Restricted Share Rights) and Performance Share Units (see “Performance Share Unit Plan” on page 89 for further details and definitions regarding Performance Share Units). The Company believes that the bonus and long-term incentive components of compensation serve to further align the interests of management with the interests of the Company’s shareholders.

For the financial year ended December 31, 2025, the Company’s executive compensation program consisted of the following elements:

Base Salary
Risk Profile	Form of Compensation	Performance Period	Human Resources Committee Review Cycle

Not At-Risk	Cash	1 year	Typically, annual salary adjustments are made in March of each year for the 12-month period from January 1 to December 31 of that year.

Summary and Purpose

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above.

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Annual Performance-Based Cash Incentives (Bonus)
Risk Profile	Form of Compensation	Performance Period	Human Resources Committee Review Cycle

At-Risk	Cash	1 year	Typically, awards are made in March of each year for the 12-month period from January 1 to December 31 of the prior year.

Summary and Purpose

Annual performance-based cash incentives are a variable component of compensation designed to reward the NEOs for maximizing annual operating performance. Annual performance-based awards can range from 0% to 200% of base salary. In making annual performance-based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

The Human Resources Committee reviews annual performance based-awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance Based Cash Incentives”.

Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units
Risk Profile	Form of Compensation	Performance Period	Human Resources Committee Review Cycle

At-Risk	Equity (settled in Common Shares for both stock options and Restricted Share Rights and cash for PSUs)	Stock Options: 7 years Restricted Share Rights: 3 years PSUs: 3 years	Typically, awards are made in March of each year for the 12-month period from January 1 to December 31 of that year.

Summary and Purpose

Long-Term Incentive Plan compensation is a variable component of compensation intended to reward the NEOs for their success in achieving sustained, long-term profitability and increases in stock value. Long-Term Incentive Plan awards are made in stock options, Restricted Share Rights and Performance Share Units with the value of each Named Executive Officer’s award targeted to be approximately 50% in Performance Share Units, 25% in stock options and 25% in restricted share rights.

Stock options are a variable component of compensation designed to reward Named Executive Officers for maximizing operating performance, while at the same time rewarding the Company’s Named Executive Officers for its success in achieving sustained, long-term profitability and increases in stock value. Awards of stock options seek to align the interests of management with the interests of the Company’s shareholders both through the possible increase in the price of the Common Shares over time and longer-term vesting schedules. Stock options have a 7-year term with a vesting schedule of 1/3 on each of the first, second and third anniversary of the date of grant.

Restricted Share Rights or RSUs are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s shareholders both through the possible increase in the price of the Common Shares over time and longer-term vesting schedules. For Restricted Share Rights, the restricted periods expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

Performance Share Units or PSUs provide a component of the long-term incentive plan that continues to offer a potential for a payout and incentivizing employees even if the Common Share price declines, provided that the Company’s performance exceeded that of a comparator group. In addition, the performance period for awards to date has been set at three years, thereby incentivizing management to take a longer-term view of Company performance.

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Other Compensation (Including Perquisites)
Risk Profile	Form of Compensation	Performance Period	Human Resources Committee Review Cycle

Not At-Risk	Other	1 year/Retirement

Summary and Purpose

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, and paid parking. In addition, for Canadian employees, the Company provides a contribution to a registered retirement savings plan and a contribution to the Company’s Supplemental Employee Retirement Plan (“SERP”). A separate retirement plan is in effect for Caymanian employees. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

The breakdown of each element of compensation of the Chief Executive Officer as a percentage of total compensation is reflected in the following pie chart for 2025:

Overview of How Compensation Program Fits with Wheaton Compensation Goals

1. Attract, Retain and Motivate Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

●
a competitive cash compensation program, consisting of base salary, contribution to RRSP/SERP/retirement and cash bonus, which is generally consistent with or superior to similar opportunities; and
●
providing an opportunity to participate in the Company’s growth through stock options, Performance Share Units and Restricted Share Rights.

2. Alignment of Interest of Management with Interest of the Company’s Shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

●
the grant of stock options, Performance Share Units and Restricted Share Rights, where, if the price of the Common Shares increases over time, both executives and shareholders will benefit;
●
three-year vesting schedule on stock option awards and Restricted Share Rights, and a three-year vesting term on Performance Share Units which drives management to create long-term shareholder value, rather than focusing on short-term increases; and
●
an executive share ownership policy (see “Executive Share Ownership Policy” on page 74 for further details).

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The Comparator Group

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable.

The Human Resources Committee and the Company are constantly assessing the methods for selection of comparator group members because of the importance of benchmarking for the purposes of evaluating and considering executive compensation. The Human Resources Committee has established the following enhanced methods and parameters to be considered in selecting and updating members of the comparator group:

No.	Criterion	Description of Comparator Group	Committee Consideration	4 Market Cap Screen
1	Industry	Metals Streaming	● Include direct competitors that are obvious peers to the Company	Exclude direct competitors that are too large or small compared to Company
2	Competition for Talent	Mining Producers
●
Include companies that are within the mining sector, but that are not direct competitors
●
These companies would represent the most significant competitors with respect to attracting and retaining talent
●
Preference to include Vancouver based companies
First apply +/- 50% as screen. After application of Business Model criterion, include next closest in size until comparator group reaches up to 15
3	Business Model	Other Commodity Streaming	● Companies should employ the same business model but may be in different sector ● Consider if other companies have used Company as a comparator	Apply +/- 50% as screen

As a result of these methods and parameters, the Human Resources Committee adopted the following comparator group (the “Comparator Group”) for the purposes of benchmarking and determining salaries, long-term awards and bonuses in respect of the 2025 year:

The Comparator Group

Agnico-Eagle Mines Limited	Kinross Gold Corp.
Alamos Gold Inc.	Lundin Gold Inc.
B2Gold Corp.	OR Royalties Inc.
Barrick Mining Corporation	Pan American Silver Corp.
Equinox Gold Corp.	Royal Gold, Inc.
Franco-Nevada Corporation	Teck Resources Limited
IAMGOLD Corporation	Triple Flag Precious Metals Corp.

For the 2025 year, significant changes were made to the 2024 Comparator Group. Each of Cameco Corporation, Centerra Gold Inc, First Quantum Minerals Ltd., Lundin Mining Corporation and SSR Mining Inc. were removed from the Comparator Group. In addition, Equinox Gold Corp., IAMGOLD Corporation, Lundin Gold Inc., OR Royalties Inc. and Triple Flag Precious Metals Corp. were added to the Comparator Group. The Human Resources Committee believes that the updated 2025 Comparator Group members are an appropriate and comparable group for the purposes of benchmarking and determining executive compensation.

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Set out below are the names of the entities, as well as details on the revenue, market capitalization and enterprise value of the Comparator Group.

Comparator Group(1)

	Market Cap	Revenue	Net Income
	(US$Millions)	(US$Millions)	(US$Millions)
Agnico-Eagle Mines Limited	$85,112	$11,908	$4,462
Alamos Gold Inc.	16,225	1,809	886
B2Gold Corp.	6,022	3,061	402
Barrick Mining Corporation	73,583	16,956	4,993
Equinox Gold Corp.	11,040	1,817	222
Franco-Nevada Corporation	22,566	1,531	920
IAMGOLD Corporation	9,506	2,853	664
Kinross Gold Corp.	34,035	7,051	2,390
Lundin Gold Inc.	20,096	1,783	792
OR Royalties Inc.	6,666	277	206
Pan American Silver Corp.	21,904	3,619	978
Royal Gold, Inc.	18,761	1,022	466
Teck Resources Limited	23,398	7,862	1,024
Triple Flag Precious Metals Corp.	6,871	389	240
Wheaton Precious Metals	53,431	2,315	1,472
Wheaton Percent Ranking	86%	50%	79%
(1)	As of December 31, 2025, based upon publicly available information.

The diagram below graphically shows the relative asset size, market capitalization, net income and revenue of Wheaton (represented as the gold circle) and the Comparator Group based on the information above.

Benchmarking

In arriving at a targeted total compensation package for 2025, the Human Resources Committee generally recommended to the Board that the executive officers receive (i) base salaries that are typically targeted at the 50th percentile, or average, of the Comparator Group, and (ii) long-term incentive and bonus compensation that are typically on the higher end of the targeted range of the Comparator Group due to the Company’s unique business model and deal-driven nature.

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice is to consider the recommendations made by the Chief Executive Officer and to review the remuneration paid to executives with similar titles at the Comparator Group. In addition, the Human Resources Committee considers the findings of the Compensation Consultant in their report relating to base salary. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

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The Human Resources Committee reviews Named Executive Officer salaries at least annually as part of its overall competitive market assessment. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12-month period from January 1 to December 31 of that year.

The CEO’s 2025 base salary was increased from his 2024 base salary by 2.7%, while the base salary for each of the other Named Executive Officers, with the exception of Mr. Lau who was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025, were increased from their respective 2024 base salaries by between 2.5% to 2.7%, with these increases intended to align with inflationary increase.

In connection with Mr. Hodaly’s promotion to President of the Company, his salary was increased by 19% to $800,000 effective June 30, 2025. Additionally, in connection with Mr. Bernardi’s promotion to Executive Vice President, Strategy and General Counsel, his salary was increased by 12% to $750,000 effective June 30, 2025.

For 2026, it is anticipated that base salaries for Named Executive Officers will increase by approximately 31% for Mr. Hodaly, reflecting his transition to President and CEO effective March 31, 2026, and by 10% to 14% for each of the other Named Executive Officers.

Annual Performance Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee has implemented a performance-based incentive plan that includes a target bonus for each Named Executive Officer, corporate and personal performance objectives and a payout depending on the achievement of those objectives. Importantly, the design of the performance-based incentive plan could result in a Named Executive Officer receiving no bonus.

The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the corporate and personal performance over the past year, and the findings of the Compensation Consultant in their report relating to the annual cash bonus. The Human Resources Committee also reviews the bonus that would be determined as a result of the application of the performance based incentive plan and retains complete discretion to (i) award compensation absent attainment of the relevant performance goal, (ii) not award compensation even if the relevant performance goal is attained, (iii) award compensation in excess of any expressed maximum or less than any expressed minimum, and (iv) otherwise reduce or increase the size of any award or payout.

As part of their determination of whether to exercise discretion to adjust any award or payout, the Human Resources Committee compares the award that would have been determined as a result of the application of the performance-based incentive plan to the bonuses paid to executives with similar titles and roles at the Comparator Group.

In making annual performance-based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions in the operation of the Company that support the Company’s overall business strategy and the effective operation of the Company’s business, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

The following table summarizes the annual target bonus for each of the Named Executive Officers as a percentage of base salary.

Target Bonus

President &
Chief
Sustainability
			EVP, Strategy	SVP, Chief	Officer,
	Chief Executive		and General	Financial	Wheaton
	Officer	President	Counsel	Officer	International
Target Bonus
(% of Base Salary)	125%	110%	105%	95%	80%

In connection with Mr. Hodaly’s promotion to President of the Company, the target annual incentive was adjusted mid-year to reflect changes in both base salary and bonus percentage. Effective June 30, 2025, base salary increased from $670,000 to $800,000. On June 30, 2025, the target bonus percentage increased from 95% to 110%. With respect to Mr. Hodaly’s transition to Chief Executive Officer effective March 31, 2026, Mr. Hodaly’s target annual incentive will be adjusted to reflect

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changes in both base salary and bonus percentage. Effective March 31, 2026, Mr. Hodaly’s base salary will be increased from $800,000 to $1,050,000 and the target bonus percentage will increase from 110% to 125%.

In connection with Mr. Bernardi’s promotion to Executive Vice President, Strategy and General Counsel, the target annual incentive was adjusted mid-year to reflect changes in both base salary and bonus percentage. Effective June 30, 2025, base salary increased from $670,000 to $750,000. On June 30, 2025, the target bonus percentage increased from 95% to 105%.

In connection with Mr. Lau’s appointment to Senior Vice President and Chief Financial Officer effective March 31, 2025, the target annual incentive was adjusted mid-year to reflect changes in both base salary and bonus percentage. Effective March 31, 2025, base salary increased to $570,000. On June 30, 2025, the target bonus percentage increased from 60% to 95%.

The disclosed target bonus percentages in the above table reflect year-end values, while the actual bonus paid was prorated based on time at each compensation level.

In 2025, for each Named Executive Officer, the total corporate performance objective weighting was 75% and the personal performance objective weighting was 25%. Mr. Lau’s corporate performance and personal performance weighting prior to his appointment to Senior Vice President and Chief Financial Officer effective March 31, 2025 was blended with this Named Executive Officer weighting.

Corporate Performance Objectives

The following table details the targets for threshold, target and maximum achievement for each of the corporate performance objectives, as well as the actual performance achieved for 2025. The table also includes the resulting performance score and the metric weighting for each corporate performance objective to be applied in determining bonuses. Each of the corporate performance categories has been capped at 200%.

Target Corporate Performance and Actual Results(1)

	Threshold	Target	Maximum	Actual	Performance	Metric	Weighted
	(0%)	(100%)	(200%)	Performance	Score	Weighting	Total(2)
1. Growth (Capped – 200%)
(a) Total Cost / NPO as a % of spot price(1)	108.0%	98.0%	92.0%	88.6%	200.0%	25.0%	50.0%
(b) Change in NPO per Share(1)	(3.5)%	0.0%	10.0%	4.3%	143.0%	30.0%	43.0%
Total Growth					169.0%	55.0%	93.0%
2. Financial Excellence (Capped – 200%)
Relative Share Price Performance	25.0%	50.0%	75.0%	33.3%	33.0%	12.5%	4.0%
3. Operational Excellence (Capped – 200%)
Production Ounces	600kozs	635kozs	670kozs	692kozs	200.0%	17.5%	35.0%
4. Sustainability (Capped – 200%)
Sustainability Areas	Qualitative Assessment				171.0%	15.0%	26.0%
Total Corporate Performance, prior to Qualitative Adjustment						100%	158.0%
Discretionary Overall Qualitative Adjustment							17.0%
Total Corporate Performance							175.0%
(1)	See below for a full description of these metrics.
(2)

Weighted Total corporate performance is calculated based upon the total corporate Performance Score multiplied by the Metric Weighting, being that Named Executive Officer’s Total Corporate Performance Weighting (as set out in the table entitled “Target Bonus” on page 64). Numbers may not add up due to rounding.

The Corporate Performance objective is comprised of the metrics as noted in the table above, each of which are further described below.

The Growth performance objective, which is capped at an overall 200% performance factor, is determined on the basis of two metrics relating to new transactions announced during the year, both using a Net Present Payable Ounces (“NPO”) calculation. NPO is calculated by discounting expected future payable ounces by risk adjusted discount rates to reflect: (i) mineral classification of production profile, with higher discount rates being used for categories with lower confidence levels; (ii) credit quality of counterparty; (iii) political risk; (iv) life cycle of the asset (whether in production, development or exploration stage); and (v) asset quality (the lower the cost quartile the lower the applied discount rate):

à

Total Cost/NPO as a Percentage of Spot Price – this is intended to provide a consistent metric for comparing spot price to the price paid for each NPO. Total Cost is calculated as the Upfront Payment made in a streaming transaction plus the present value of expected production payments relative to future payable ounces.

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à	Change in NPO per Share – this is intended to measure how accretive the combination of new transactions and organic growth has been from a NPO per share perspective.

The Financial Excellence performance objective seeks to assess management’s ability to optimize the Company’s capital structure and is capped at an overall 200% performance factor. For the year ended December 31, 2025, the Financial Excellence performance objective is based only on the following metric:

à

Relative Share Price Performance – this is intended to compare the Common Share price of the Company with that of the PSU Comparator Group (excluding silver and gold price) during the year. During 2025, the Company’s share price doubled, however its performance ranked in the 33rd percentile relative to the Comparator Group.

For the year ended December 31, 2025, the Operational Excellence performance objective, which is capped at an overall 200% performance factor, measures the following:

à

Production Ounces – this is intended to measure the percentage by which the Company exceeded (missed) its annual production guidance. During 2025, the Company’s production exceeded the upper end of its 2025 annual production guidance.

The Sustainability performance objective, which is capped at an overall 200% performance factor, is a qualitative assessment of the Company’s commitment and contribution in the following Sustainability areas:

à	Community Investment – this is intended to evaluate execution of the Company’s Community Investment Program.
à

Sustainability related Due Diligence and Ongoing Monitoring and Engagement – this is intended to measure effective use of Sustainability due diligence in decision making and operational Sustainability risk mitigation.

à	Climate Change – this is intended to evaluate progress against the Company’s climate goals and targets.
à	Sustainability Ratings & Recognition – this is intended to measure the Company’s performance on Sustainability issues and topics, as evaluated by independent third parties.

In determining the Sustainability performance metric score, the Human Resources Committee considered, among other metrics, that:

●	the Company’s Community Investment Program budget was fully deployed in 2025, with programs aligned with the Company’s pillars of giving;
●	the Company’s Sustainability due diligence has been effective at screening and identifying opportunities as a result of Sustainability practices;
●	the Company successfully completed the inaugural Future of Mining Challenge, awarding $1 million to Rethink Milling Inc., and launched the 2025/2026 Future of Mining Challenge which focused on finding innovative technologies that have the potential to address water-related issues across mining operations;
●	the Company reduced its Scope 2 emissions during 2025, however the percentage of Scope 3 financed emissions aligned with 2 degrees or less decreased by 16% during 2025, reflecting a change to targets by our mining partners, and only 3% are aligned aligned with 1.5 degrees; and
●	the Company maintained its rating with MSCI at AAA and maintained its scores with Sustainalytics. Wheaton made Corporate Knights’ Global 100 Most Sustainable Corporations and 50 Best Corporate Citizens in Canada.

The Human Resources Committee retains discretion to adjust the Corporate Performance actual results if necessary to ensure that they are fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the Comparator Group and other considerations not reflected within the Corporate Performance objectives above.

The Human Resources Committee considered whether all achievements during the year were fully captured in the Corporate Performance metrics and if a discretionary adjustment to the formulaic application of the Corporate Performance metrics should be made. The Human Resources Committee determined that such an adjustment in respect of 2025 was warranted primarily as a result of the successful and well-managed succession and transition process for the Wheaton executive team, in particular the CEO and CFO, and across the entire organization. The Human Resources Committee also took into account that Wheaton had exceeded the top end of its production guidance, and its total shareholder return had outperformed relative to direct streaming company peers. Taking into account all of the foregoing, the Human Resources

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Committee determined to make a discretionary adjustment to increase the Corporate Performance assessment in respect of the 2025 year by 17%, with the result being that the corporate performance assessment was adjusted to 175%.

For the year ending December 31, 2026, currently there are no proposed adjustments to the Target Corporate Performance metrics and weightings.

Personal Performance Objectives

The Personal Performance objective is based in part on a qualitative assessment by the Chief Executive Officer and Human Resources Committee on personal performance of the Named Executive Officers other than the Chief Executive Officer, and by the Human Resources Committee alone on personal performance of the Chief Executive Officer.

Evaluation of personal performance factors is subjective, but generally include elements of strategy, financial goals, operational success, employee development and community commitment, while also considering quality of work, effort undertaken and leadership abilities. For 2025, some of the key accomplishments for the Named Executive Officers included the following:

●	Strategy – Reviewed opportunities with total upfront value of $18.2 billion; completed three streaming transactions in 2025 with total value of $1.0 billion;
●	Financial Goals – extended the Revolving Facility, adding a $500 million accordion feature and distributed over $300 million in dividends;
●	Operational Success – ongoing management of existing streaming and royalty transactions, including development and early deposit streaming transactions, and successful implementation of new streaming structures;
●	Employee Development – continued to focus on employee development and engagement, including ongoing support of all employees and succession planning; and
●	Community Commitment – continued with commitment to community involvement.

Individualized personal objectives established for each Named Executive Officer were assessed as part of the year-end performance assessment. Details on these objectives, together with some of the key accomplishments for the Named Executive Officers during the year ended December 31, 2025, are set out below:

Chief Executive Officer	SVP & Chief Financial Officer	Executive Vice President, Strategy and General Counsel	President / SVP, Corporate Development	President & Chief Sustainability Officer, Wheaton International

Employees:

●
Continued focus on good governance, operational excellence and delivery on Wheaton Vision
●
Encouragement of employee development and growth; continued advancement of executive officer development and succession planning

Advancing Strategic Initiatives:

●
Reviewed opportunities with total upfront value of $18.2 billion; completed three streaming transactions in 2025 with total value of $1.0 billion
●
Implementation of new streaming structures

Advancing Strategic Initiatives:

●
Reviewed opportunities with total upfront value of $18.2 billion; completed three streaming transactions in 2025 with total value of $1.0 billion
●
Implementation of new streaming structures
Advancing Strategic Initiatives: ● Reviewed opportunities with total upfront value of $18.2 billion; completed three streaming transactions in 2025 with total value of $1.0 billion

Advancing Strategic Initiatives:

●
Reviewed opportunities with total upfront value of $18.2 billion
●
Ensuring new opportunities adhere to Wheaton’s sustainability criteria
●
Implementing special projects/initiatives that strengthen the business

Board: ● Encouraged continued open dialogue between Board and management and keep Board informed ● Ensure Board guidance is implemented into business process	Capital Structure Management: ● Extended Revolving Facility by one year and significantly reduced financial covenants ● Supported investor relations to ensure clear understanding of Wheaton’s business	Laws: ● Legal and regulatory compliance	Business Development: ● Maintained strong relationships with existing and prospective partners ● Increased understanding of competitive landscape for Wheaton

Sustainability:

●
Ensured Wheaton remains at forefront of streaming industry in developing sustainability initiatives
●
Establishing and follow best practices for mining on sustainability
●
Published Sustainability Report and Climate Reports

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Chief Executive Officer	SVP & Chief Financial Officer	Executive Vice President, Strategy and General Counsel	President / SVP, Corporate Development	President & Chief Sustainability Officer, Wheaton International

Investors: ● Continued dialogue with new and existing investors ● Provided investors with confidence in Wheaton governance and implementation of Wheaton vision	Risk Management: ● Enhancement of risk review and mitigation process	External Service Provider: ● Management of legal budget and service providers	Transaction Development: ● Managed due diligence and negotiation of potential and completed transactions	Alignment with Corporate Vision: ● Fostered and maintained strong inter-corporate processes and communications
Partner Relationships: ● Strengthened relationships with existing, new and potential partners in the mining industry ● Increased awareness of the value of streaming and partnering with Wheaton	Operational Excellence: ● Ongoing management of financial reporting, financial processes, internal systems and existing streaming transactions ● Increased efficiency in processes and structure	Operational Excellence: ● Ongoing management of existing streaming transactions ● Increased inter-departmental efficiency	Operational Excellence: ● Managed internal systems for efficient and on-time engagement in stream bidding process	Operational Excellence: ● Ongoing oversight and management of business objectives
Business Direction: ● Continued to implement Wheaton corporate vision, strategy and mandate	Employee Development: ● Advanced employee engagement and development ● Advancement of succession planning initiatives	Employee Development: ● Advanced employee engagement and development ● Continued support of development and succession planning	Employee Development: ● Advanced employee engagement and development	Employee Development: ● Advanced employee engagement and development ● Enhanced Wheaton brand and good corporate citizenship
Community Engagement: ● Significant commitment of personal time towards community initiatives ● Encouraged Wheaton partners and staff towards stronger sustainability commitments	Community Engagement: ● Significant commitment of personal time towards community initiatives ● Encouraged Wheaton partners and staff towards stronger sustainability commitments	Community Engagement: ● Significant commitment of personal time towards community initiatives ● Encouraged Wheaton partners and staff towards stronger sustainability commitments	Community Engagement: ● Significant commitment of personal time towards community initiatives ● Encouraged Wheaton partners and staff towards stronger sustainability commitments	Community Engagement: ● Significant commitment of personal time towards community initiatives ● Encouraged Wheaton partners and staff towards stronger sustainability commitments

Overall Annual Performance Based Cash Incentive – 2025

In determining the total annual performance-based cash incentive, the Human Resources Committee applied a Total Corporate Performance Assessment (as determined above) and the personal performance assessment for each of the Named Executive Officers. The Human Resources Committee does retain discretion to adjust the total annual performance based cash incentive if necessary to ensure that it is fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the Comparator Group and other considerations not reflected with the annual performance based cash incentive.

As described in the Strategic Overall Qualitative Adjustment section under the heading Corporate Performance Objectives above, the Board determined not to make an adjustment to the annual performance-based cash incentive for each of the

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Named Executive Officers. As a result of the foregoing, with respect to the financial year ended December 31, 2025, bonuses were awarded to the following Named Executive Officers in March 2026:

Non-equity Incentive Plan Actual Compensation

Name of Officer	Title of Officer	Bonus Amounts (C$)	Actual(1) %	Target %	Maximum %
Randy V.J. Smallwood	Chief Executive Officer	$3,024,600	227%	125%	250%
Haytham H. Hodaly	President	$1,378,600	172%	110%	220%
Curt D. Bernardi	EVP, Strategy and General Counsel	$1,293,100	172%	105%	210%
Vincent Lau	SVP and Chief Financial Officer	$810,000	142%	95%	190%
Patrick E. Drouin(2)	President, Wheaton International and Chief Sustainability Officer	$813,588	142%	80%	160%
		$7,319,888
(1)	This column expresses the bonus amount awarded for 2025 as a percentage of base salary in effect on December 31, 2025 and does not take into account mid-year salary increases.
(2)

Mr. Drouin’s bonus was paid in United States dollars and converted for the purposes of the above table at the exchange rate of C$1.00 = US$0.7296, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2025.

Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units

The Company’s long-term incentive plan is designed to advance the interests of the Company by encouraging eligible participants (employees, officers and consultants) to have equity participation in the Company through the acquisition of Common Shares. The Company targets an award that results in approximately 50% of the value of a Named Executive Officer’s long-term incentive plan award being awarded in Performance Share Units, 25% in stock options and 25% in Restricted Share Rights.

Annually, the Chief Executive Officer proposes a long-term incentive plan award for executive officers in his presentation to the Human Resources Committee based on an approximate target award (as set out in the table below), a comparison of the long-term compensation to the Comparator Group and such other factors as the Chief Executive Officer determines to be relevant. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in the Compensation Consultant’s report, in making its recommendation to the Board regarding any stock options, Restricted Share Rights and Performance Share Units to be granted. In addition, the Human Resources Committee considered the long-term award of stock options, Restricted Share Rights and Performance Share Units made in March 2025 compared to the Comparator Group for the Named Executive Officers.

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As a result of the foregoing, the target awards and actual awards for 2025 long-term compensation expressed as a percentage of base salary were as follows:

2025 Long-Term Compensation Awards as a Percentage of Base Salary

					Patrick E.
					Drouin
					President
			Curt D.		Wheaton
			Bernardi	Vincent Lau,	International
	Randy V.J.	Haytham H.	EVP, Strategy	SVP, Chief	and Chief
	Smallwood	Hodaly	and General	Financial	Sustainability
	CEO	President	Counsel	Officer(1)	Officer
Targeted Award Values
Stock Options Value	72%	53%	53%	40%	48%
Restricted Share Rights Value	73%	52%	52%	40%	47%
Performance Share Units Value	145%	105%	105%	80%	95%
Total	290%	210%	210%	160%	190%
Actual Award Values
Stock Options Value	72%	53%	53%	40%	48%
Restricted Share Rights	73%	52%	52%	40%	47%
Performance Share Units Value	145%	105%	105%	80%	95%
Total	290%	210%	210%	160%	190%

(1)Mr. Lau was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025, for which his target award is 190%. Mr. Lau’s 2025 target award was pro-rated between his roles as Vice President, Finance and Senior Vice President and Chief Financial Officer.

2025 Stock Option Awards

As a result of the foregoing and on the recommendation of the Human Resources Committee, the Board granted stock options to the Named Executive Officers as set forth in the table below in March 2025. For the purposes of the award of stock options made in March 2025 to the Named Executive Officers: (i) the grant date was the third trading day following the release of the 2024 financial results of the Company; and (ii) the exercise price for each option was determined to be equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2024 financial results of the Company. For the award of options: (i) the vesting schedule is 1/3 of the award on each of the first, second and third anniversary of the date of the grant; and (ii) the stock options are exercisable for a seven-year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 88.

The total number of stock options granted to the Named Executive Officers in 2025 represents approximately 0.02% of the Common Shares outstanding as of March 18, 2026.

Stock Option Awards

Name of Officer	Title of Officer	Number of Stock Options		Option Awards(2) (C$)
Randy V.J. Smallwood	Chief Executive Officer	41,190	(1)	967,874
Haytham H. Hodaly	President	14,970	(1)	351,762
Curt D. Bernardi	EVP, Strategy and General Counsel	14,970	(1)	351,762
Vincent Lau	SVP and Chief Financial Officer	9,380	(1)	220,413
Patrick E. Drouin	President Wheaton International and Chief Sustainability Officer	11,220	(1)	272,085
		91,730		2,163,896
(1)

These stock options will vest as to one-third on each of March 18, 2026, March 18, 2027 and March 17, 2028, respectively. The exercise price for these stock options is C$108.56. Mr. Lau was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025. In connection with the annual long-term incentive compensation grants, Mr. Lau received a stock option award that was pro-rated between his roles as Vice President, Finance and Senior Vice President and Chief Financial Officer.

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(2)

The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates used in the model include an expected average option life of 3 years, a discount rate based on the average yields of two-year, three-year and four-year Government of Canada benchmark bonds and a volatility of 30% based on historical volatility of the stock price of the Company as traded on the TSX during the 30 month period immediately preceding the grant date.

2025 Restricted Share Right Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units” on page 69, the Board granted Restricted Share Units to the Named Executive Officers as set forth in the table below in March 2025.

Each Restricted Share Right entitles the holder to one Common Share on the later of (i) the end of a restricted period of time determined at the time of grant, and (ii) a date determined by a holder that is after the restricted period of time but at or before retirement or termination. Further details regarding Restricted Share Rights and the Restricted Share Plan are described on page 90 under the heading “Restricted Share Plan”.

Grants of Restricted Share Rights have restricted periods that expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

Restricted Share Right Awards

Name of Officer	Title of Officer	Number of RSUs(1)	RSU Award Value(2) (C$)
Randy V.J. Smallwood	Chief Executive Officer	8,920	968,355
Haytham H. Hodaly	President	3,240	351,735
Curt D. Bernardi	EVP, Strategy and General Counsel	3,240	351,735
Vincent Lau (1)	SVP and Chief Financial Officer	2,030	220,377
Patrick E. Drouin	President, Wheaton International and Chief Sustainability Officer	2,610	271,944
		20,040	2,164,146
(1)

In respect of grants of Restricted Share Rights made in March 2025, the restricted periods expire as to one-third on each of March 18, 2026, March 18, 2027 and March 17, 2028, respectively. Mr. Lau was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025. In connection with the annual long-term incentive compensation grants, Mr. Lau received a restricted share right award that was pro-rated between his roles as Vice President, Finance and Senior Vice President and Chief Financial Officer.

(2)

Calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX on March 17, 2025 of C$108.56) by the number of Restricted Share Rights awards. This is consistent with the accounting values used in the Company’s financial statements.

2025 Performance Share Unit Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units” on page 69, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2025.

Performance Share Units entitle the holder to a cash payment at the end of a specified performance period in an amount equal to the number of Performance Share Units held, multiplied by a multiplier as determined pursuant to certain specified performance criteria, multiplied by the fair market value of a Common Share as of the end of the performance period. Further details regarding the Performance Share Units and the Performance Share Unit Plan are described on page 89 under the heading “Performance Share Unit Plan”.

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About the Meeting	Governance	Executive Compensation	Other Information

With respect to the particular award of Performance Share Units made in March 2025, the performance period is three years commencing March 18, 2025. The multiplier to apply at the end of the performance period is determined in accordance with the following table depending on the percentile that the total shareholder return of a Common Share (assuming reinvestment of all dividends) represents to the total shareholder return of the comparator group described below:

Wheaton Return Compared to Comparator Returns	Multiplier

• performance below the 37.5th percentile	0%
• threshold performance at the 37.5th percentile	50%
• performance at the median (50th percentile)	100%
• maximum performance at the 75th percentile	200%

The comparator group for the 2025 Performance Share Unit awards is comprised of: (i) the common shares of each of the following companies:

Agnico Eagle Mines Limited	Hecla Mining Company
Alamos Gold Inc.	Kinross Gold Corp.
B2Gold Corp.	Lundin Gold Inc.
Barrick Mining Corporation	Newmont Corporation
Centerra Gold Inc.	OR Royalties Inc.
Eldorado Gold Corporation	Pan American Silver Corp.
Franco-Nevada Corporation	Royal Gold, Inc.
Fresnillo plc	Triple Flag Precious Metals Corp.

and (ii) the silver and gold price (collectively, the “PSU Comparator Group”). Provision is made to address situations where a comparator ceases to exist, or ceases to be relevant, or the Human Resources Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Comparator group.

The PSU Comparator Group differs from the Comparator Group because of the different purposes for which the comparator groups are used. The PSU Comparator Group measures Company performance, with the result that the PSU Comparator Group is comprised of companies that are either royalty/streaming companies or silver mining companies of a similar size and complexity to the Company, and whose company performance the Company views as being comparable to its own. The Comparator Group, on the other hand, is used to benchmark Named Executive Officer base salary, annual performance-based cash incentives and long-term incentives, and is therefore intended to be more reflective of a comparator group with which the Company competes for employees and officers.

If the total shareholder return of a Common Share is greater than the lowest PSU Comparator Group return and less than the highest PSU Comparator Group return, then interpolation between the returns nearest to the total shareholder return of a Common Share will be used to determine the percentile achieved. Interpolation will also be used to determine the multiplier if the percentile that the total shareholder return of a Common Share represents is between the threshold performance (37.5th percentile) and the median or if such percentile is between the median and the maximum performance (75th percentile) range. The multiplier is capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

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About the Meeting	Governance	Executive Compensation	Other Information

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units” on page 69, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2025.

Performance Share Unit Awards

Name of Officer	Title of Officer	Number of PSUs(1)	PSU Award Value(2) (C$)
Randy V.J. Smallwood	Chief Executive Officer	17,830	1,935,625
Haytham H. Hodaly	President	6,480	703,469
Curt D. Bernardi	EVP, Strategy and General Counsel	6,480	703,469
Vincent Lau(1)	SVP and Chief Financial Officer	4,060	440,754
Patrick E. Drouin	President, Wheaton International and Chief Sustainability Officer	5,220	543,887
		40,070	4,327,204
(1)

These Performance Share Units have a three-year performance period commencing March 18, 2025. Mr. Lau was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025.In connection with the annual long-term incentive compensation grants, Mr. Lau received a performance share unit award that was pro-rated between his roles as Vice President, Finance and Senior Vice President and Chief Financial Officer.

(2)

Calculated by multiplying the grant date fair value of the Performance Share Unit (being the closing price of the Common Shares on the TSX on March 17, 2025 of C$108.56). As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of PSUs reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Retirement Plans

For Canadian employees, the Company matches employee contributions to a registered retirement savings plan (“RRSP”) up to a maximum of 5/9th of the RRSP dollar limit as established under the Canadian Income Tax Act for the year.

Under the Company’s SERP, at the end of each year the Company will make a notional contribution to each Canada employee’s account equal to the lesser of (i) 18% of the excess, if any, of the difference between an employee’s earnings for the year and the earnings required to max out the RRSP limit for that year, and (ii) 10% (15% in the case of the CEO, President and Senior Vice Presidents) of an employee’s earnings for a year, less any amount contributed by the Company to the employee’s RRSP for that year. For purposes of the SERP, earnings are calculated based upon an employee’s base salary in respect of that year plus the target bonus for an employee under the annual performance-based cash incentive plan. The Company will accrue notional interest at the end of each year equal to the amount contributed to an employee’s account as of the end of the prior year multiplied by the annual average five-year Government of Canada benchmark bond yield. The SERP is an unfunded plan. The SERP provides that if an employee has been with the Company for at least five years, then upon cessation of the employee’s employment with the Company (whether as a result of termination, resignation, retirement or death), the employee will receive the amount in the employee’s account in 10 equal annual instalments, in a single lump sum, or in equal instalments over a one to nine year period, as determined by the employee. The notional amounts contributed into the accounts for the NEOs for the year ended December 31, 2025 are set out in the Summary Compensation Table on page 81.

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About the Meeting	Governance	Executive Compensation	Other Information

The table below sets out the current undiscounted value of the notional SERP accounts for each of the NEOs as at December 31, 2025, including both notional contribution amounts and accrued interest.

Value of SERP at December 31, 2025

Name	Undiscounted SERP Liability January 1, 2025 (C$)	Notional SERP Company Contribution for 2025 (C$)	Accrued Interest (C$)	Paid (C$)	Undiscounted SERP Liability December 31, 2025 (C$)
Randy V.J. Smallwood	2,326,457	432,513	77,006	—	2,835,976
Haytham H. Hodaly	982,667	206,474	32,526	—	1,221,667
Curt D. Bernardi	982,667	195,582	32,526	—	1,210,775
Gary D. Brown	982,667	30,005	8,020	(1,020,692)	—
Vincent Lau	199,795	111,909	6,613	—	318,317
Patrick E. Drouin(1)	490,867	—	16,248	—	507,115
(1)	No further contributions will be made to Mr. Drouin’s notional SERP account, however interest will continue to be accrued.

As required under certain statutory provisions, in respect of certain employees of Wheaton International, contributions are made to a third-party plan (the “Caymanian Plan”). Amounts contributed under the Caymanian Plan are invested through the British Caymanian Pensions.

The Company does not have any other pension plans or other supplemental employee retirement plans.

Other Compensation – Perquisites

During the financial year ended December 31, 2025, none of the Named Executive Officers received perquisites that in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary, other than as disclosed in the Summary Compensation Table.

Executive Share Ownership Policy

The Company has adopted a policy (the “Executive Share Ownership Policy”) which requires certain officers of the Company to hold a minimum number of Common Shares equal to five times base salary for the CEO and two times base salary for all other NEOs. In connection with amendments made to the Executive Share Ownership Policy in March 2024, under the Executive Share Ownership Policy:

●	the ownership requirement must be attained within five years of becoming an officer and must be maintained throughout their tenure as such an officer, provided that:
o

officers are permitted up to 12 months to comply with the Executive Share Ownership Policy where the officer ceases to be in compliance solely as a result of a sudden decline in the trading price of the Common Shares; and

o

officers are permitted up to three years to comply with the Executive Share Ownership Policy where the officer ceases to be in compliance solely as a result of the exclusion of Performance Share Units when calculating Common Share holdings; and

●	in calculating Common Share holdings, the officer may include any Restricted Share Rights, but may not include Performance Share Units or stock options held.

The Human Resources Committee will periodically review and make recommendations to the Board as to what level of shareholding requirement is appropriate under the Executive Share Ownership Policy.

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About the Meeting	Governance	Executive Compensation	Other Information

The following table provides information regarding compliance with the Executive Share Ownership Policy for each Named Executive Officer as of December 31, 2025.

Executive Share Ownership Policy

	Share Ownership Requirement		Actual Share Ownership(1)
Name	Multiple of Base Salary	Ownership Requirement (C$)	Common Shares(2) (C$)	Restricted Share Rights(3) (C$)	Total Ownership (C$)	Satisfied Ownership Requirement?
Randy V.J. Smallwood	Five times	6,675,000	65,320,142	3,953,804	69,273,946	Yes
			(404,810 Shares)	(24,503 RSUs)
Haytham H. Hodaly	Two times	1,472,490	1,774,960	3,005,653	4,780,613	Yes
			(11,000 Shares)	(18,627 RSUs)
Curt D. Bernardi	Two times	1,421,532	952,024	4,094,994	5,047,018	Yes
			(5,900 Shares)	(25,378 RSUs)
Vincent Lau(4)	Two times	—	135,542	815,836	951,378	Yes
			(840 Shares)	(5,056 RSUs)
Patrick E. Drouin	Two times	1,145,822	2,541,420	1,347,840	3,889,260	Yes
			(15,750 Shares)	(8,353 RSUs)
(1)

Represents Common Shares and Restricted Share Rights (referred to as RSUs in table above) beneficially owned by the respective officers, directly or indirectly, or over which control or direction is exercised as of December 31, 2025. The number of securities held by officers is to the knowledge of the Company based on information provided by the officers.

(2)

The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36; and (ii) the weighted average acquisition cost of the Common Shares.

(3)

This column includes all Restricted Share Rights held, including Restricted Share Rights in respect of which the restricted period has expired but for which an officer has elected to defer receipt of the Common Shares. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36; and (ii) the closing price of the Common Shares one business day prior to the date of grant.

(4)

Mr. Lau was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025 and has five years from that date to attain the required share ownership. Accordingly, Mr. Lau has an additional 4 years to meet the requirement.

Market Value of Chief Executive Officer Share Ownership

The market value of the Common Shares, unexercised option-based awards and share-based awards of Mr. Randy Smallwood, the Chief Executive Officer, is as follows:

Ownership(1)	Common Shares	Unexercised Options	Restricted Share Rights	Performance Share Units
Number Held	404,810	308,800	20,736	—
Current Market Value (C$)(2)	71,542,071	34,742,738	3,664,673	6,151,816
Percentage of Total Current Market Value	62%	30%	3%	5%
Total Current Market Value (C$)				116,101,298
(1)

Represents total Common Shares, unexercised options, Restricted Share Rights and Performance Share Units beneficially owned by the Chief Executive Officer, directly or indirectly, or over which control or direction is exercised as of March 18, 2026. The number of securities held by Chief Executive Officer is to the knowledge of the Company based on information provided.

(2)	Current Market Value calculated as follows, and includes both vested and unvested awards:
(a)	For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73;
(b)

For unexercised options, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73 less the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on the exercise will depend on the value of the Common Shares on the date of exercise;

(c)	For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 18, 2026 of C$176.73; and
(d)

For Performance Share Units, calculated using the current market value of the Common Shares on March 18, 2026 of C$176.73 and an estimated performance factor which is consistent with those used in the Company’s financial statements for the period ended December 31, 2025.

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Policy Regarding Certain Financial Instruments

The Board has adopted a policy that restricts all directors, officers and Vice-Presidents of the Company from entering into certain financial instruments that are designed to hedge or offset a decrease in the market value of: (i) compensation paid in equity in the Company that has not yet vested; (ii) equity in the Company that the individual is required to hold to satisfy the requirements of the Executive or Director Share Ownership Policy; or (ii) any other equity in the Company if the individual does not hold the underlying equity.

Executive Compensation Claw Back Policy

The Board has adopted an executive compensation claw back policy that is compliant with the NYSE listing standards. Under the policy, there is a mandatory claw back of incentive compensation paid by the Company to an executive if there is a restatement of financial results where the executive received higher incentive compensation than otherwise would have been received. The ability to claw back incentive compensation under the policy is regardless of whether there was misconduct or omission on the part of any executive. The policy applies to the NEOs as well as certain other Vice-Presidents who are in charge of a principal business unit or perform a policy-making function for the Company.

Consideration of Risk Associated with Executive Compensation

The Audit Committee has the overall responsibility to identify, review and assess significant business, political, financial and control risks and exposures, and as part of that general mandate, considers significant risks associated with the Company’s compensation policies and practices. However, without limiting or reducing the scope of the Audit Committee’s role and responsibilities with respect to risk, the Board has also charged the Human Resources Committee with a complementary responsibility to identify, review and assess risks specifically associated with the Company’s compensation policies and practices, in order to facilitate a more granular review of risk as part of the overall consideration of the Company’s compensation policies and practices.

In fulfilling its responsibilities, the Human Resources Committee is required to:

●	adopt such practices as may be appropriate to identify and mitigate any compensation program that could encourage an executive officer to take inappropriate or excessive risks;
●	review the compensation program with a view to identifying, reviewing and assessing any risks and developing a mitigation strategy if determined appropriate in the circumstances; and
●	identify any risks arising from the compensation program that are reasonably likely to have a material adverse effect on the Company.

The Human Resources Committee’s review of the Company’s compensation program is initiated through a detailed risk assessment of the compensation program prepared by management, which identifies risks associated with the Company’s compensation program and evaluates those risks on the basis of an impact assessment, likelihood of occurrence assessment, and an overall assessment of the effectiveness of the current compensation practice taking into account any mitigation strategies or practices. The Human Resources Committee members review that assessment based on their own expertise and knowledge of the Company’s compensation program.

As a result of the foregoing review, there were no aspects of the compensation program that were identified as being reasonably likely to have a material adverse effect on the Company. Contributing to that conclusion, a number of factors were identified that mitigated the potential for excessive risk taking, including:

Wheaton Risk Management Policy	Application	Why it is important
Balanced Approach to Compensation	Applies to executives and all employees	The Company has adopted a balanced compensation program consisting of base salary, retirement plan, bonus and long-term compensation which discourage inappropriate risk-taking
Significant Proportion of Long-term Compensation	Applies to executives and all employees	A significant portion of the Company’s compensation is paid in long-term compensation (45% for the CEO for the year ended December 31, 2025) which is designed to align the interests

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Wheaton Risk Management Policy	Application	Why it is important

of management with the interests of the Company’s shareholders
Performance	Applies to executives and all employees	The Company relies on a number of corporate and personal performance metrics for payouts under the annual performance-based cash incentive
Caps on Compensation	Applies to executives and all employees	The Company has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%
Claw Back Policy	Applies to executives as well as certain other Vice-Presidents who are in charge of a principal business unit or perform a policy-making function for the Company

There is a mandatory claw back of incentive compensation paid by the Company to an executive if there is a restatement of financial results where the executive received higher incentive compensation than otherwise would have been received. The ability to claw back incentive compensation under the policy is regardless of whether there was misconduct or omission on the part of any executive

Anti-Hedging Policy	Applies to executives, directors and Vice-Presidents	The Company prohibits entering into hedging transactions with the Company’s common shares
Oversight and Human Resources Committee Discretion	Applies to executives

The Company has strong governance practices and oversight of the compensation program, together with Human Resources Committee discretion with respect to payouts under the annual performance-based cash incentive and other elements of the compensation program

Executive Share Ownership	Applies to executives	The Company requires holding common shares equal in value to 5x base salary for CEO and 2x salary for other executives

Succession Planning for President and Chief Executive Officer

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, and the Human Resources Committee is responsible for providing recommendations to the Board on succession planning for the President and Chief Executive Officer.

The Human Resources Committee typically considers succession planning for the President and Chief Executive Officer at meetings held in March of each year. As announced June 18, 2025, Mr. Haytham Hodaly was appointed President of the Company effective June 30, 2025, with Mr. Randy Smallwood remaining Chief Executive Officer. Further, as announced February 5, 2026, effective March 31, 2026, Mr. Hodaly will succeed Randy Smallwood as Wheaton's Chief Executive Officer to become President and Chief Executive Officer and Mr. Smallwood will assume the role of non-executive Chair of the Board of Directors.

Pay for Performance Alignment

As the most significant element of compensation paid to executives is provided in the form of equity compensation, which is intended to align with shareholder experience, the Company believes there is a strong link between executive compensation and Company performance. The chart below provides a comparison between three-year total shareholder return and the reported Summary Compensation Table pay for the CEO of the Company for the most recent year ended December 31, 2025, as compared with the Comparator Group. For purposes of comparing Summary Compensation Table pay, reported Summary Compensation Table Pay for the 2024 financial year of the Comparator Group was used. Total

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About the Meeting	Governance	Executive Compensation	Other Information

shareholder return was calculated over a three-year period ended December 31, 2025 and assumes reinvestment of dividends paid during the period.

2025 Summary Compensation Table Pay & Three-Year Total Shareholder Return

Performance Graph

The following table and graph compare the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2020 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

	Dec. 2020	Dec. 2021	Dec. 2022	Dec. 2023	Dec. 2024	Dec. 2025
Wheaton Precious Metals Corp.	100.00	103.53	102.43	128.28	160.55	322.59
S&P/TSX Composite Index	100.00	125.09	117.78	131.62	160.12	210.85
S&P/TSX Global Mining Index	100.00	106.92	117.97	126.81	132.66	247.23

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About the Meeting	Governance	Executive Compensation	Other Information

The performance graph illustrates that during the four-year period ended December 31, 2024, Wheaton has performed similarly to both the S&P/TSX Global Mining Index (“Global Mining Index”) and the S&P/TSX Composite Index. However, Wheaton substantially outperformed both the Global Mining Index and the S&P/TSX Composite Index in the year ended December 31, 2025.

While share price is an important factor in Wheaton’s target corporate performance, the Human Resources Committee recognizes that management has little ability to influence commodity prices (which have a significant impact on the Company’s share price performance) and therefore does not place undue emphasis on share price performance in its evaluation of NEO performance. Other factors, as set out above under “Overview of How Compensation Program Fits with Wheaton Compensation Goals” play a more significant role in the determination of executive compensation, including actions and decisions by management that support overall business strategy and operation of the business.

The Company’s share price performance does, however, have a significant impact on the NEO’s net realizable pay. A significant portion of the NEO total compensation is paid in long term incentive plan awards (45% of the CEO’s total compensation in 2025), the value of which will vary depending on the share price performance of the Company.

Net Realizable Pay

The Company has included additional information showing the Chief Executive Officer’s realizable pay in the graph below. Realizable pay adjusts the calculation of compensation set out in the Summary Compensation Table to reflect the actual value of compensation realizable as at December 31, 2025 rather than grant-date value. The Company believes that the net realizable pay disclosure provides shareholders with an additional tool for evaluating pay of Named Executive Officers as it reflects the amount that is actually realizable by a Named Executive Officer. To assist with understanding the difference between the compensation set out in the Summary Compensation Table and the net realizable pay, the Company has also included the value of the Common Shares at the year-end for each of the periods in the graph below.

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About the Meeting	Governance	Executive Compensation	Other Information

For the purposes of net realizable pay, the Company has made adjustments as follows:

Compensation Element	Net Realizable Pay Disclosure Adjustment
Salary	None
Annual Incentive Plan (Cash Bonuses)	None
Share-Based Awards (PSUs)

Based on information available as of the date of this Circular. The value is based upon PSU payouts for PSU awards that have vested. For PSU awards that have not vested, the value is calculated using the closing price of the Common Shares on March 18, 2026 and an estimated performance factor which is consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Share-Based Awards (RSUs)

The value for RSUs is calculated using the closing price of the Common Shares on the TSX as of March 18, 2026 in the case of RSUs granted that remain outstanding as of March 18, 2026; and as of the date of release in the case of RSUs granted but released prior to March 18, 2026.

Option-Based Awards

The value of options granted in any year is calculated based on the difference between the closing price of Common Shares on the TSX and the exercise price: (i) as of March 18, 2026 in the case of options granted that remain outstanding as of March 18, 2026; and (ii) as of the date of exercise in the case of options granted but exercised prior to March 18, 2026.

Five Year Net Realizable Pay, Summary Compensation Table Pay and
Common Share prices – Chief Executive Officer

$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
$54.28
$52.90
$65.37
$80.91
$161.36
$7,659,604
$15,762,657
$26,699,122
$24,612,094
$10,632,663
$6,332,895
$6,698,241
$7,596,801
$8,145,252
$8,663,967
2021
2022
2023
2024
2025
Year End Common Share Prices
Summary Compensation Table Pay
Net Realizable Pay

As illustrated above, net realizable pay for the years 2021 through 2025 was higher for all periods than the reported total compensation for the Chief Executive Officer as set out in the Summary Compensation Table, reflecting the significant impact of the increase in the price of the Common Shares on the realizable value of share-based and option-based awards.

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About the Meeting	Governance	Executive Compensation	Other Information

The price of the Common Shares increased by over 197% from 2021 to 2025. The increase in the prices of Common Shares at the time of the grant of such awards, led to a significant decline in net realizable pay.

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2025, 2024 and 2023 regarding compensation earned by each of the Named Executive Officers.

The aggregate total compensation paid to the Named Executive Officers represents 1.2% of the adjusted net earnings of the Company for the year ended December 31, 2025.

For the year ended December 31, 2025, the ratio of total Chief Executive Officer compensation to average employee total compensation at the Company was approximately 10.05 to 1.

Adjusted net earnings is a non-GAAP measure. Please see “Non-GAAP Measures” in Schedule B to this Circular.

Summary Compensation Table(1)(7)

					Non-equity incentive plan compensation (C$)
Name and principal position	Year	Salary (C$)	Share-based Awards(2) (C$)	Option- based awards(3) (C$)	Annual incentive plans(4)	Long-term incentive plans	Pension Value (C$)(5)	All other compensation (C$)(6)	Total compensation (C$)
Randy V.J. Smallwood(8)(9)	2025	1,335,000	2,903,980	967,874	3,024,600	—	432,513	—	8,663,967
Chief Executive Officer	2024	1,300,000	2,827,470	942,566	2,654,000	—	421,217	—	8,145,252
	2023	1,248,000	2,714,444	904,857	2,325,400	—	404,100	—	7,596,801
Haytham H. Hodaly(8)	2025	736,245	1,055,204	351,762	1,378,600	—	206,474	—	3,728,285
President	2024	652,000	929,136	309,709	1,019,300	—	173,177	—	3,083,322
	2023	639,000	910,755	303,540	917,800	—	169,807	—	2,940,902
Curt D. Bernardi	2025	710,766	1,055,204	351,762	1,293,100	—	195,582	—	3,606,414
EVP, Strategy and General Counsel	2024	652,000	929,136	309,709	1,019,300	—	173,177	—	3,083,322
	2023	639,000	910,755	303,540	933,000	—	169,807	—	2,956,102
Vincent Lau(10)	2025	498,211	661,131	220,413	810,000	—	111,909	—	2,301,664
SVP and Chief Financial Officer	2024	328,000	275,632	91,795	338,900	—	34,947	—	1,069,274
	2023	320,000	269,127	89,651	308,400	—	34,100	—	1,021,278
Gary D. Brown(11)	2025	164,291	—	—	—	—	30,005	3,083,017	3,277,313
Former SVP and Chief	2024	652,000	929,136	309,709	1,019,300	—	173,177	—	3,083,322
Financial Officer	2023	639,000	910,755	303,540	879,800	—	169,807	—	2,902,902
Patrick E. Drouin	2025	572,911	815,831	272,085	813,588	—	—	—	2,474,416
President, Wheaton International and	2024	587,071	836,846	278,886	761,178	—	—	—	2,463,981
Chief Sustainability Officer	2023	512,450	723,614	241,295	599,860	—	91,045	—	2,168,264
(1)

Effective October 16, 2023, Mr. Drouin became President at Wheaton International and Chief Sustainability Officer and his compensation was changed from being paid in Canadian Dollars to being paid in United States Dollars. Mr. Drouin’s salary and applicable Annual Incentive Plan payment relating to the period from October 16, 2023 to December 31, 2023, was paid in United States dollars and converted for the purposes of the above table at the exchange rate of C$1.00 = US$0.7561, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2023. Additionally, all compensation for 2024 and 2025 in respect of Mr. Drouin was paid in United States Dollars. For 2024, the figures were converted for the purposes of the above table at the exchange rate of C$1.00 = US$0.6950, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2024. For 2025, the figures were converted for the purposes of the above table at the exchange rate of C$1.00 = US$0.7296, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2025. All other compensation in this Summary Compensation Table is paid in Canadian dollars. For the year ended December 31, 2025, Mr. Smallwood did not receive any additional compensation relating to his role as a director.

(2)

The amounts in this column represent the combined value of the Performance Share Units and Restricted Share Rights which were granted during the years in question. Restricted Share Rights are settled in Common Shares on the later of (i) the end of a restricted period of time determined at the time of the grant, and (ii) a date determined by a holder that is after the restricted period of time but before retirement or termination. The amounts in this column relating to Restricted Share Rights are calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Restricted Share Rights awards. This is consistent with the accounting values used in the Company’s financial statements. Performance Share Units are paid out in cash following a three-year performance period, based on the fair market value of a Common Share as at the end of the performance period and the achievement of certain performance criteria during such time. The amounts in this column relating to Performance Share Units are calculated by multiplying the grant date fair value of the Performance Share Units (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Performance Share Units awarded. As PSUs are settled in cash, the accounting values used in the

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Company’s financial statements for determining the value of Performance Share Units reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of Performance Share Units anticipated to vest based on the anticipated performance factor.

(3)

The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates for all employees, other than in respect of Mr. Drouin’s 2024 and 2025 stock option grants, used in the model include an average expected option life of 3 years, a discount rate based on the average yields of 2 year, 3 year and 4 year Government of Canada benchmark bonds and a volatility of 30%, which is based on the historical volatility of the stock price as traded on the TSX of the Company during the 30 month period immediately preceding the grant date. As it relates to Mr. Drouin’s 2024 and 2025 stock option grants, key assumptions and estimates used in the model include an average expected option life of 3 years, a discount rate based on the average yields of 2 year, 3 year and 4 year United States Treasury Bills and a volatility of 30%, which is based on the historical volatility of the stock price as traded on the NYSE of the Company during the 30 month period immediately preceding the grant date.

(4)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments are generally made by April 15 of the following financial year.
(5)

Amounts in this column represent notional amounts contributed to the NEO’s account under the SERP and does not include accrued notional interest. In accordance with the terms of the SERP, the Company will accrue notional interest at the end of each year equal to the amount contributed to an employee’s account as of the end of the prior year multiplied by the annual average five-year Government of Canada benchmark bond yield. Please see table “Value of SERP at December 31, 2025” for details on the current value of the notional SERP account for each NEO and details on accrued interest.

(6)

Other than in respect of Mr. Gary Brown, the value of all perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2025, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis. Mr. Gary Brown’s payment relates to his retirement effective March 31, 2025 (see Note 11 below).

(7)

Please see table “Value Vested or Earned During the Financial Year Ended December 31, 2025” for details on Performance Share Units, Restricted Share Rights and Options vesting during the year ended December 31, 2025.

(8)

As announced by the Company on June 18, 2025, Mr. Haytham Hodaly was appointed President of the Company effective June 30, 2025, with Mr. Randy Smallwood remaining Chief Executive Officer. Further, as announced by the Company on February 5, 2026, effective March 31, 2026, Mr. Hodaly will succeed Randy Smallwood as Wheaton's Chief Executive Officer to become President and Chief Executive Officer and Mr. Smallwood will assume the role of non-executive Chair of the Board of Directors.

(9)

In connection with his transition, Mr. Smallwood will receive: (i) an extension to the termination provisions of any of Mr. Smallwood’s unexercised stock options to be the original expiry date and to continue to vest in accordance with their terms; and (ii) an extension to the vesting period of Mr. Smallwood’s PSUs vesting in 2027 and 2028 to continue to vest in accordance with their terms rather than on Mr. Smallwood’s transition to Chair of the Board.

(10)

As announced by the Company on January 9, 2025, effective March 31, 2025, Mr. Brown retired from his position as Senior Vice President and Chief Financial Officer and Mr. Vincent Lau was appointed Senior Vice President and Chief Financial Officer.

(11)

In connection with his retirement, Mr. Brown received: (i) the amount set out under the heading “All Other Compensation”; (ii) an extension to the termination provisions of any of Mr. Brown’s unexercised and vested stock options to be the earlier of the original expiry date and March 31, 2027; and (iii) an extension to the vesting period of Mr. Brown’s PSUs vesting in 2025, 2026 and 2027 to continue to vest in accordance with their terms rather than on Mr. Brown’s retirement.

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2025.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested(2)		Market or payout value of share- based awards that have not vested(3)	Market or payout value of vested share-based awards not paid out or distributed(3)(4)
Name	(#)	(C$)	date	(C$)	(#)		(C$)	(C$)
Randy V.J. Smallwood	63,130	49.86	16-Mar-28	7,038,995	79,820	PSUs	13,258,032	Nil
	62,980	60.00	15-Mar-29	6,383,653	24,503	RSUs	3,953,804	Nil
	70,650	59.41	14-Mar-30	7,202,768
	70,850	59.79	19-Mar-31	7,196,235
	41,190	108.56	18-Mar-32	2,174,832
Haytham H. Hodaly	25,940	49.86	16-Mar-28	2,892,310	27,060	PSUs	4,409,191	Nil
	21,110	60.00	15-Mar-29	2,139,710	8,397	RSUs	1,354,940	1,650,713
	23,700	59.41	14-Mar-30	2,416,215
	23,280	59.79	19-Mar-31	2,364,550
	14,970	108.56	18-Mar-32	790,416
Curt D. Bernardi	25,940	49.86	16-Mar-28	2,892,310	27,060	PSUs	4,409,191	Nil
	21,110	60.00	15-Mar-29	2,139,710	8,397	RSUs	1,354,940	2,740,054
	23,700	59.41	14-Mar-30	2,416,215
	23,280	59.79	19-Mar-31	2,364,550
	14,970	108.56	18-Mar-32	790,416
Vincent Lau	2,080	60.00	15-Mar-29	210,829	10,150	PSUs	1,304,455	Nil
	7,000	59.41	14-Mar-30	713,650	3,559	RSUs	574,280	241,556
	6,900	59.79	19-Mar-31	700,833
	9,380	108.56	18-Mar-32	495,264
Patrick E. Drouin	18,850	49.86	16-Mar-28	2,101,775	22,120	PSUs	3,601,341	Nil
	15,340	60.00	15-Mar-29	1,554,862	6,889	RSUs	1,111,609	236,231
	18,840	59.41	14-Mar-30	1,920,738
	19,190	60.51	19-Mar-31	1,935,273
	11,220	104.01	18-Mar-32	643,413
(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	This column reflects PSUs and RSUs for which the vesting period had not yet expired as of December 31, 2025.
(3)

In relation to RSUs, the figures in this column are calculated using the closing price of the Common Shares on the TSX on December 31, 2025 of C$161.36. In relation to PSUs, the figures in this column are calculated using the fair market value of the Common Shares at December 31, 2025 and an estimated performance factor which is consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

(4)	This column reflects RSUs for which the vesting period has expired and for which the holder has irrevocably elected to defer receipt of the Common Shares beyond December 31, 2025.

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The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2025.

Value Vested or Earned During the Financial Year Ended December 31, 2025

Name	Option-based awards – Value vested during the year (C$)	Share-based awards – Value vested during the year(1) (C$)	Non-equity incentive plan compensation – Value earned during the year(2) (C$)
Randy V.J. Smallwood	3,178,924	6,042,059	1,643,209
Haytham H. Hodaly	1,058,334	2,025,131	—
Curt D. Bernardi	1,058,334	2,025,131	547,136
Vincent Lau	313,031	600,039	—
Gary D. Brown	—	2,025,131	547,136
Patrick E. Drouin	796,922	1,470,929	274,657
(1)	This represents PSUs vesting and paid during the financial year ended December 31, 2025.
(2)

This represents RSUs vesting and underlying Common Shares sold during the financial year ended December 31, 2025. This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date in accordance with the terms of the Restricted Share Rights Plan. Such value is reported in the table above entitled “Outstanding Option-Based Awards and Share-Based Awards” in the column titled “Market or payout value of share-based awards not paid out or distributed”. Deferral elections made during 2025 for Restricted Share Rights are set out below. Please refer to prior years’ management information circulars for information on deferral elections made in prior years.

●	Mr. Drouin elected to defer receipt of the Restricted Share Rights which were granted in 2024 for which the restricted period expired during the 2025 year until retirement.
●	Mr. Hodaly elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2025 year until retirement.
●	Mr. Lau elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2025 year until 2030.

The following table provides information regarding the value of stock options exercised by each Named Executive Officer during the financial year ended December 31, 2025.

Stock Options Exercised During the Financial Year Ended December 31, 2025

Name	Number of Options Exercised	Option Exercise Price (C$)	Value Realized (C$)
Randy V.J. Smallwood	—	—	—
Haytham H. Hodaly	—	—	—
Curt D. Bernardi	—	—	—
Vincent Lau(2)	—	—	—
Gary Brown	8,646	49.86	518,103⁽¹⁾
Patrick E. Drouin	—	—	—
(1)

Calculated using the applicable sale price of the Common Shares acquired on exercise of any stock options if any of the Common Shares were immediately sold following exercise on a particular day (or the closing price of the Common Shares on the TSX as of the day before the exercise if none of the Common Shares acquired on exercise of any stock options on a particular day were not immediately sold following exercise) and subtracting the exercise price of stock options.

(2)	Mr. Vincent Lau was appointed Senior Vice President and Chief Financial Officer effective March 31, 2025. Exercises are reported after such date.

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Messrs. Smallwood, Lau, Bernardi, Hodaly and Drouin which are summarized below.

A “Change of Control” is defined in these employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was

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entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

The applicable Change of Control provisions for the Named Executive Officers are “double-trigger” because they require a Change of Control and the termination or effective termination of the NEO.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Randy V.J. Smallwood

As announced February 5, 2026, effective March 31, 2026, Mr. Hodaly will succeed Randy Smallwood as Wheaton's Chief Executive Officer to become President and Chief Executive Officer and Mr. Smallwood will assume the role of non-executive Chair of the Board of Directors. As such, effective March 31, 2026, Mr. Smallwood’s employment agreement will cease to be in effect. Prior to March 31, 2026, Mr. Smallwood’s employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Smallwood receives comparable benefits from another source. This severance payment is to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of two triggering events (the “Double Trigger Events”) being: (A) a change of control of the Company (a “Change of Control” as defined below); and (B) that within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Smallwood for any reason other than just cause; or (ii) Mr. Smallwood elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

Haytham H. Hodaly

Mr. Hodaly’s employment agreement provides for a severance payment of twenty-four months’ salary and bonus entitlement, plus accrued but unused vacation time and benefits (except for benefits which cannot be extended to a person not actively employed by the Company) for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. This severance payment is to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Hodaly further provides that he will not, at any time within a period of twenty-four months following the termination of his employment: (a) own or have any ownership interest in (other than a less than 3% ownership interest in a publicly traded company), or act as principal, agent, officer, consultant, adviser, manager or employee of any person (including any individual, firm, association, syndicate, company, corporation or other business enterprise) that is engaged, in whole or in part, in the business of precious metals streaming or royalties on any precious metal anywhere in the world; or (b) either: (i) solicit for employment any individual who is employed by the Company; or (ii) solicit or divert any counterparty, business, opportunity or relationship of the Company.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of the target annual bonus for Mr. Bernardi or the bonus actually received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. Upon a Change of Control, the employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if: (a) he is dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

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The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Vincent Lau

Mr. Lau’s employment agreement provides for a severance payment of twenty-four months’ salary and bonus entitlement, plus accrued but unused vacation time and benefits (except for benefits which cannot be extended to a person not actively employed by the Company) for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. This severance payment is to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Lau further provides that he will not, at any time within a period of twenty-four months following the termination of his employment: (a) be employed by, engaged by, interested in or involved in, either directly or indirectly, whether as principal, agent, employee, consultant, director, officer, shareholder, advisor, lender, financier or otherwise, any entity or business engaged in or whose business includes metal streaming or royalty transactions, provided that such restriction shall not apply to businesses who enter into metal streams or royalties as a seller or issuer of the stream/royalty, or to the mere ownership of 1% or less of the securities of any entity or business; or (b) either: (i) solicit for employment any individual who is employed by the Company; or (ii) solicit or divert any counterparty, business, opportunity or relationship of the Company.

Patrick E. Drouin

The employment agreement for Mr. Drouin provides for a severance payment of twenty-four months’ salary and bonus entitlement, plus accrued but unused vacation time. Bonus entitlement is equal to the greater of the target annual bonus for Mr. Drouin or the bonus actually received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. Upon a Change of Control, the employment agreement for Mr. Drouin provides for a severance payment of two years’ salary, plus the greater of his annual bonus at target or the bonus received by him in the previous year, plus accrued but unused vacation time, to be paid if: (a) he is dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Drouin further provides that during his employment and following his employment for the period to which he was entitled to, or would have been entitled to, a termination allowance as described above, he will not be employed by, engaged by, interested in or involved in, either directly or indirectly, whether as principal, agent, employee, consultant, director, officer, shareholder, advisor, lender, financier or otherwise, any person or business engaged in or whose business includes metal streaming or royalty transactions.

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Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers if terminated without cause on December 31, 2025, or if, upon the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

	Severance Period (# of months)	Base Salary (C$)	Bonus Target Value (C$)	Benefits Uplift(1) (C$)	Total Incremental Payment (C$)
Randy V.J. Smallwood	36	4,005,000	7,962,000	62,899	12,029,899
Haytham H. Hodaly	24	1,600,000	2,038,600	96,923	3,735,523
Curt D. Bernardi	24	1,500,000	2,038,600	34,615	3,573,215
Vincent Lau	24	1,100,000	1,045,000	17,188	2,162,188
Patrick E. Drouin	24	1,145,822	916,658	4,516	2,066,996
TOTALS		9,350,822	14,000,858	216,141	23,567,821
(1)	Amounts in this column reflect accrued vacation allowance as of December 31, 2025.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance under compensation plans as of the financial year ended December 31, 2025.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted- average price of outstanding options, warrants and rights(2) (C$)	Number of securities remaining available for future issuance under equity compensation plans(3)
Equity compensation plans approved by security holders	1,407,903	44.20	2,096,809
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	1,407,903	44.20	2,096,809
(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and Restricted Share Rights.
(2)

Where priced in United States dollars, converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7296, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2025.

(3)

Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 21,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

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Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares. Non-executive directors are not eligible to participate in the Share Option Plan. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007, May 21, 2009, May 9, 2014 and November 9, 2016. The termination provisions of the Stock Option Plan have been amended to remove the reference to options being extended for up to 36 months following the termination date or retirement date, as applicable, of a participant under the Stock Option Plan such that the options could remain outstanding up to their expiry date. In accordance with the terms of the Stock Option Plan, these amendments do not require shareholder approval, however they are subject to the approval of both the Board and the TSX. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Company had 453,677,299 issued and outstanding Common Shares on December 31, 2025 and 454,057,548 issued and outstanding Common Shares on March 18, 2026 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 21,000,000, representing approximately 4.6% of the Company's issued and outstanding Common Shares at December 31, 2025 and 4.6% of the Company’s issued and outstanding Common Shares at March 18, 2026. As at December 31, 2025, options to purchase an aggregate of 1,035,316 Common Shares, representing approximately 0.2% of the issued and outstanding Common Shares, were outstanding under the Share Option Plan and 18,407,886 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 1,556,798 Common Shares, representing approximately 0.3% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. The total number of stock options granted to the Named Executive Officers in 2025 represents approximately 0.02% of the Common Shares outstanding as of March 18, 2026. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan. The annual burn rate of the Share Option Plan for each of the Company’s most recently completed fiscal years is as follows:

Share Option Plan	2023	2024	2025
Number of stock options granted during fiscal year	316,580	305,710	178,020
Weighted average number of shares outstanding	452,814,000	453,459,680	453,893,179
Annual Burn Rate	0.07%	0.07%	0.04%

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during, or on or before the date which is two trading days after the last day of a blackout period (see below for further details). All currently outstanding options are exercisable for a period of seven years from the date of the award. The vesting of stock options is at the discretion of the Board. At December 31, 2025, 446,668 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. All grants of stock options have a seven-year term with a vesting schedule of 1/3 on each of the first, second and third anniversary of the date of grant. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death. Under the terms of the option plan, the Company is not permitted to re-price any issued and outstanding options to a lower exercise price.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make, among other amendments, the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan; (b) change the definition of eligible participants which would have the potential of broadening insider

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participation; (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants; (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve; (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company; (f) discontinue the Share Option Plan; and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders. In addition, the Board may not amend the Stock Option Plan to allow for re-pricing of outstanding options without obtaining both shareholder and regulatory approval.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make any other amendments to the Share Option Plan including: (a) amendments to the vesting provisions of a security of the Share Option Plan; (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date; and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during, or on or before the date which is two trading days after the last day of such a blackout.

Performance Share Unit Plan

The Company’s performance share unit plan (the “PSU Plan”) was approved by the Board in March 2011 and amended by the Board effective March 21, 2018.

The PSU Plan provides a framework for the issuance of performance share units (“Performance Share Units” or “PSUs”) which entitle the holder to a cash payment at the end of a specified performance period equal to the number of Performance Share Units granted, multiplied by a performance factor, and multiplied by the fair market value of a Common Shares at the expiry of the performance period. The specific elements of the PSU Plan are described in more detail below, and the specific elements of the award made to the Named Executive Officers in 2025 are described under the heading “2025 Performance Share Unit Awards” on page 71.

The PSU Plan provides that PSUs may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the PSU Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the PSU Plan for grants of PSUs to certain of the employees and officers of the Company.

There is no maximum number of PSUs that may be issued. The PSU Plan is for non-U.S. participants only and is settled in cash only, not Common Shares. As at March 18, 2026, an aggregate of 254,310 PSUs were issued and outstanding.

The Committee determines the terms and conditions of each award of PSUs at the time of the award, establishing the number of PSUs to be awarded to each participant, the performance period, the performance criteria, and any other terms and conditions the Committee may deem appropriate or necessary.

Each PSU entitles the holder to a cash payment equal to the fair market value of a Common Share at the end of the specified performance period multiplied by the applicable multiplier. The multiplier is determined according to the performance criteria established by the Committee at the time of the initial award of PSUs, but may not exceed 200%.

In the event of a participant’s: (i) retirement or termination during a performance period, any PSUs automatically terminate, unless otherwise determined by the Committee; (ii) death during a performance period, any PSUs accelerate with performance being calculated as of the quarter end before the date of death if the performance criteria is based on financial statements, or the day before the date of death if the performance criteria is based on any other metric; (iii) disability, any PSUs continue to vest according to the PSU Plan terms.

Any dividends declared on Common Shares will result in an increase to the amount payable in cash at the end of the expiry of the performance period.

In the event of a change of control, unless the Board determine otherwise, any PSUs will be converted into a cash value based on the performance criteria with performance being calculated as of the quarter end before the date of the change of control if the performance criteria is based on financial statements, or the day before the change of control if the performance criteria is based on any other metric. The cash value may, at the option of the Board, either be converted into shares of the acquiror or remain denominated as a dollar amount, to be paid out in either case in cash at the end of the original performance period, subject to certain accelerating events.

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Under the PSU Plan, the Board may from time to time amend the terms of the PSU Plan, provided that the amendment does not adversely affect a participant with respect to any PSUs previously awarded.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005 and was subsequently amended by the Board on June 6, 2006 and May 9, 2017. On May 17, 2017 the Company received TSX acceptance for certain amendments to the Company’s Restricted Share Plan. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights” or “RSUs”) may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.4% of the issued and outstanding Common Shares as at December 31, 2025 and 0.4% of the issued and outstanding Common Shares as at March 18, 2026. An aggregate of 241,880 Restricted Share Rights, representing approximately 0.05% of the issued and outstanding Common Shares, were outstanding as at December 31, 2025 under the Restricted Share Plan and 1,218,109 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 540,011 Restricted Share Rights, representing approximately 0.1% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan as of December 31, 2025. The annual burn rate of the Restricted Share Plan for each of the Company’s most recently completed fiscal years is as follows:

Restricted Share Plan	2023	2024	2025
Number of RSUs granted during fiscal year	93,990	91,130	52,960
Weighted average number of shares outstanding	452,814,000	453,459,680	453,893,179
Annual Burn Rate	0.02%	0.02%	0.01%

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right. The Board approved changes so that grants of Restricted Share Rights made after December 31, 2020 have restricted periods that expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

Canadian participants seeking to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. Previously, Restricted Share Rights that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend. Any outstanding RSUs can be extended at termination/retirement beyond

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retirement/termination with the consent of the Board of Directors. Otherwise, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

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Other Information

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2025, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No: (a) director or executive officer of the Company who has held such position at any time since January 1, 2025; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Since January 1, 2025, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. See “Committees of the Board – Related Party Transactions” on page 43 for further details.

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Appointment of Auditors

At the Meeting, shareholders will be asked to approve an ordinary resolution for the appointment of Deloitte LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution.

Deloitte LLP was first appointed as auditors of the Company on September 24, 2004. Wheaton recognizes the importance of independent auditors, and as a result, on an annual basis Wheaton’s Audit Committee conducts a formal assessment and reviews the performance of the independent auditor. In addition, at least every five years, the Audit Committee conducts a comprehensive review of the independent auditor which is deeper and broader than an annual assessment, focusing on:

●	Independence, objectivity and professional skepticism;
●	Quality of the engagement team; and
●	Quality of communications and interactions with the independent auditor.

Deloitte LLP follows audit partner rotation guidelines, such that a new lead audit partner and lead quality review partner is assigned to Wheaton at least every five years; partners that complete a five-year term are required to observe a cooling off period of at least five years before providing any further audit or non-audit services to Wheaton. Wheaton has transitioned to a new lead audit partner for the year ending December 31, 2026.

At the Company’s last annual and special meeting of shareholders held on May 9, 2025, 326,036,495 shares (representing 92.29% of votes cast) were voted in favour of the Company’s appointment of Deloitte LLP as auditors and 27,242,515 shares (representing 7.71% of votes cast) were withheld.

Fees billed by Deloitte LLP in respect of services in 2024 and 2025 are detailed below:

Auditor Fees

	2024(1) (C$)	2025(1) (C$)
Audit Fees(2)	1,292,302	1,272,400
Audit-Related Fees(3)	95,017	89,238
Tax Fees(4)	42,137	22,272
All Other Fees	—	1,137
TOTAL	1,429,456	1,385,047
(1)	Fees are paid in Canadian dollars.
(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with regulatory filings or engagements.

(3)

Audit related fees relate to assurance services provided in connection with reporting requirements under the Company’s Revolving Facility and certain metrics disclosed in the Company’s annual Sustainability Report.

(4)	Tax fees were paid for tax-related compliance and advisory services.

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Special Matters

Say on Pay Advisory Vote

The Company’s policy relating to executive compensation, known as “Say on Pay”, gives shareholders a formal opportunity to provide their views on the executive compensation plans of the Company through an annual advisory vote.

The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies for the Company. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. In the event that a significant number of shareholders oppose the resolution, the Board will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to shareholders as soon as is practicable, and no later than in the Circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).

The Board believes that it is important to have constructive engagement with its shareholders to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes.

To the extent that votes cast against the Company’s non-binding resolution on executive compensation have exceeded 10% in the past, the Company has engaged with shareholders to determine the reasons for such votes. For instance, in respect of the annual and special meeting held in 2021, the Company engaged with shareholders and determined that certain changes were required to its approach to long-term incentive plans to increase the vesting periods. These changes were implemented at the May 13, 2022 annual and special meeting, resulting in a substantial reduction in the votes cast against the Company’s non-binding resolution on executive compensation.

At the Company’s last annual and special meeting of shareholders held on May 9, 2025, 310,724,967 shares (representing 94.94% of votes cast) were voted in favour of the Company’s non-binding resolution on executive compensation and 16,563,627 shares (representing 5.06% of votes cast) were voted against.

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this management information circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present virtually or in person, or represented by proxy, at the Meeting. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution.

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Shareholder Engagement & Contacting the Board of Directors

We recognize the importance of engagement with our shareholders and all stakeholders. During 2025, over 85% of our engagement was done in-person with the remainder done virtually. We engaged with shareholders and other stakeholders worldwide through a number of avenues, including the following:

Wheaton Event	Wheaton Engagement	Who does Wheaton engage and what are topics?
Calls, Discussions & Meetings	Senior Management	We hold meetings and discussions with retail shareholders as well as institutional investors throughout the year to provide public information on our business and operations
Presentation Panels & Webinars	Senior Management	We participate in panels discussions and produce webinars throughout the year to provide information on our business and operations and our perspectives on global issues of importance to Wheaton
Conferences	Senior Management	We attend and present at investor conferences throughout the year to provide information and updates on our business and operations
Investor Presentations	Directors/Senior Management	We attend and present at investor presentations throughout the year to provide information and updates on our business and operations
Governance Engagement	Directors	We respond to and provide insight into our governance practices with shareholder advocacy groups as requested
News Releases	Senior Management

Released throughout the year to report on material changes as well as upcoming events, important dates (including dates of release of financial results), and disclosure of key documents such as sustainability report

Quarterly conference call	Senior Management	Open to all investors, we review our most recent financial results
Annual General Meeting	Directors/Senior Management	Open to all investors (hybrid meeting)

We value shareholder, employee and other interested party opinions, concerns and feedback. We invite you to communicate directly as follows:

	Board Matters	Executive Compensation Matters	Governance Practices
Who	Chair of the Board	Chair of the Human Resources Committee	Chair of the Governance and Sustainability Committee
Telephone	604-639-9884 or toll free at 1-866-696-3066	604-639-9884 or toll free at 1-866-696-3066	604-639-9884 or toll free at 1-866-696-3066
Email	board@wheatonpm.com	humanresources@wheatonpm.com	governance@wheatonpm.com
Letter/ Mail	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Board of Directors	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Human Resources Committee	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Governance and Sustainability Committee

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Additional Information

Additional information relating to the Company can be found at the Company’s website at www.wheatonpm.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2025 which can be found on SEDAR+ at www.sedarplus.ca. Shareholders may also contact the Vice President, Investor Relations of the Company by phone at 604-639-9883 or toll free at 1-800-380-8687, or by e-mail at info@wheatonpm.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Randy V.J. Smallwood”
Randy V.J. Smallwood
Chief Executive Officer
Vancouver, British Columbia
March 18, 2026

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Schedule “A” – Charter of the Board of Directors

I.	INTRODUCTION
A.

The Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors.
C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

(ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;
(iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;
(iv)	assessing the adequacy and form of director compensation;
(v)	assuming responsibility for the Company’s governance practices;
(vi)	establishing new director orientation and ongoing director education processes;
(vii)	ensuring that the independent directors meet regularly without executive directors and management present;
(viii)	setting the terms of reference for the Board; and
(ix)	appointing the secretary to the Board.
B.	Human Resources

The Board has the responsibility to:

(i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

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(ii)	appoint the CEO and plan CEO succession;
(iii)	set terms of reference for the CEO;
(iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;
(v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;
(vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;
(vii)	set the CEO’s compensation;
(viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;
(ix)	approve decisions relating to senior management, including:
(a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;
(b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;
(c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and
(d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups;
(x)	approve certain matters relating to all employees, including:
(a)	the Company’s broad compensation strategy and philosophy;
(b)	new benefit programs or material changes to existing programs; and
(xi)	ensure succession planning programs are in place, including programs to train and develop management.
C.	Strategy and Plans

The Board has the responsibility to:

(i)	adopt and periodically review a strategic planning process for the Company;
(ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
(iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
(v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and
(vi)	approve material divestitures and acquisitions.
D.	Financial and Corporate Issues

The Board has the responsibility to:

(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

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(ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)	declare dividends;
(iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)	approve the incurring of any material debt by the Company outside the ordinary course of business;
(vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and
(vii)	recommend the appointment of external auditors and approve auditors’ fees.
E.	Business and Risk Management

The Board has the responsibility to:

(i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;
(ii)	approve any plans to hedge sales; and
(iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
F.	Policies and Procedures

The Board has the responsibility to:

(i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;
(ii)	approve and act as the guardian of the Company’s corporate values, including:
(a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and
(c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and
(iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
(ii)	approve and periodically review the Company’s communications policy;
(iii)	ensure the Board has measures in place to receive feedback from shareholders;

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(iv)	approve interaction with shareholders on all items requiring shareholder response or approval;
(v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
(vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;
(vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and
(ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
(i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
(ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.
B.	Ontario law identifies the following as legal requirements for the Board:
(i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:
(a)	to disclose conflicts of interest;
(b)	not to appropriate or divert corporate opportunities;
(c)	to maintain confidential information of the Company and not use such information for personal benefit; and
(d)	disclose information vital to the business of the Company in the possession of a director;
(ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and
(iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

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Schedule “B” – Non GAAP Measures

Non-GAAP Measures

Wheaton has included, in this document, a non-GAAP performance measure, adjusted net earnings. This non-GAAP measure does not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate this measure differently. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance. The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2025	2024	2025	2024
Net earnings	$558,250	$88,148	$1,471,720	$529,140
Add back (deduct):
Impairment charge (reversal)	-	108,861	-	108,861
Gain on disposal of Mineral Stream Interest	-	-	(85,724)	-
Income tax expense related to disposal of Mineral Stream Interest	-	-	12,859	-
(Gain) loss on fair value adjustment of share purchase warrants held	(1,283)	910	(5,805)	8
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	-	(1,152)	-
Deferred income tax (expense) recovery recognized in the Statement of OCI	(1,799)	1,225	(18,286)	2,857
Other	(189)	(175)	(750)	(696)
Adjusted net earnings	$554,979	$198,969	$1,372,862	$640,170
Divided by:
Basic weighted average number of shares outstanding	454,020	453,669	453,893	453,460
Diluted weighted average number of shares outstanding	454,841	454,361	454,685	454,119
Equals:
Adjusted earnings per share - basic	$1.222	$0.439	$3.025	$1.412
Adjusted earnings per share - diluted	$1.220	$0.438	$3.019	$1.410

WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR   |   101

About the Meeting	Governance	Executive Compensation	Other Information

102   |   WHEATON 2026 MANAGEMENT INFORMATION CIRCULAR

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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